SELECTED FINANCIAL DATA

TABLE ONE

FIVE-YEAR FINANCIAL SUMMARY

(in thousands, except per share data)

	2004	2003	2002	2001	2000
Summary of Operations
Total interest income	$118,881	$117,290	$128,965	$177,480	$202,912
Total interest expense	31,871	31,785	42,299	86,415	113,756
Net interest income	87,010	85,505	86,666	91,065	89,156
(Recovery of) provision for loan losses	—	(6,200)	1,800	32,178	25,480
Total other income	50,036	38,738	33,525	42,852	41,033
Total other expenses	66,333	64,498	69,210	114,405	158,812
Income (loss) before income taxes	70,713	65,945	49,181	(12,666)	(54,103)
Income tax expense (benefit)	24,369	22,251	16,722	(4,651)	(15,730)
Cumulative effect of accounting change, net of tax	—	—	—	(17,985)	—
Net income (loss)	46,344	43,694	32,459	(26,000)	(38,373)

Per Share Data
Net income (loss) basic	$2.79	$2.63	$1.93	$(1.54)	$(2.27)
Net income (loss) diluted	2.75	2.58	1.90	(1.54)	(2.27)
Cash dividends declared	0.88	0.80	0.45	—	0.44
Book value per share	12.99	11.46	9.93	8.67	9.68

Selected Average Balances
Total loans	$1,337,172	$1,219,917	$1,255,890	$1,758,834	$1,969,785
Securities	705,032	561,437	515,700	370,434	370,247
Deposits	1,659,143	1,593,521	1,617,782	1,944,244	2,053,828
Long-term debt	201,218	109,947	124,874	119,354	157,008
Shareholders’ equity	206,571	178,372	158,011	154,312	199,702
Total assets	2,211,853	2,006,992	2,042,164	2,432,349	2,777,019

Selected Year-End Balances
Net loans	$1,336,959	$1,270,765	$1,175,887	$1,341,620	$1,927,532
Securities	679,774	704,961	517,794	383,552	385,462
Deposits	1,672,723	1,636,762	1,564,580	1,691,295	2,083,941
Long-term debt	148,836	190,836	112,500	116,828	122,332
Shareholders’ equity	216,080	190,690	165,393	146,349	163,457
Total assets	2,213,230	2,214,430	2,047,911	2,116,295	2,671,500

Selected Ratios
Return on average assets	2.10%	2.18%	1.59%	(1.07)%	(1.38)%
Return on average equity	22.43	24.50	20.54	(16.85)	(19.22)
Net interest margin	4.29	4.65	4.68	4.12	3.66
Efficiency ratio	48.67	51.63	58.24	86.98	117.46
Average equity to average assets	9.34	8.89	7.74	6.34	7.19
Dividend payout ratio	31.54	30.42	23.32	N/A	N/A
Net charge-offs to average loans	0.27	0.07	1.75	1.26	0.61
(Recovery of) provision for loan losses to average loans	—	(0.51)	0.14	1.83	1.29
Allowance for loan losses to nonperforming loans	487.28	528.78	948.24	164.54	199.88
Allowance for loan losses to total loans	1.31	1.66	2.37	3.50	2.06
Full-time equivalent employees	691	701	737	802	1,352

TWO-YEAR SUMMARY OF

COMMON STOCK PRICES AND DIVIDENDS

	Cash Dividends Per Share*	Market Value
		Low	High
2004
Fourth Quarter	$0.22	$31.85	$37.58
Third Quarter	0.22	28.69	33.05
Second Quarter	0.22	27.30	35.71
First Quarter	0.22	32.35	36.18

2003
Fourth Quarter	$0.20	$31.50	$37.15
Third Quarter	0.20	28.91	36.00
Second Quarter	0.20	27.30	30.00
First Quarter	0.20	25.50	28.99

*	As more fully discussed under the caption Liquidity in Management’s Discussion and Analysis and in Note Seventeen of Notes to Consolidated Financial Statements, the Company’s ability to pay dividends to its shareholders is dependent upon the ability of City National to pay dividends to City Holding (“Parent Company”).

The Company’s common stock trades on the NASDAQ stock market under the symbol CHCO. This table sets forth the cash dividends paid per share and information regarding the market prices per share of the Company’s common stock for the periods indicated. The price ranges are based on transactions as reported on the NASDAQ stock market. At December 31, 2004, there were 3,275 shareholders of record.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CITY HOLDING COMPANY

City Holding Company (the “Company”), a West Virginia corporation headquartered in Charleston, West Virginia, is a bank holding company that provides diversified financial products and services to consumers and local businesses. Through its network of 56 banking offices in West Virginia (54) and Ohio (2), the Company provides credit, deposit, trust, and insurance products and services to its customers. In addition to its branch network, the Company’s delivery channels include ATMs, check cards, interactive voice response systems, and Internet technology. The Company’s business activities are currently limited to one reportable business segment, which is community banking. The Company has approximately 7% of the deposit market in West Virginia and is the third largest bank headquartered in West Virginia based on deposit share. In the Company’s key markets, the Company’s primary subsidiary, City National Bank of West Virginia (“City National”), generally ranks in the top three relative to deposit market share.

CRITICAL ACCOUNTING POLICIES

The accounting policies of the Company conform to U.S. generally accepted accounting principles and require management to make estimates and develop assumptions that affect the amounts reported in the financial statements and related footnotes. These estimates and assumptions are based on information available to management as of the date of the financial statements. Actual results could differ from management’s estimates. As this information changes, management’s estimates and assumptions used to prepare the Company’s financial statements and related disclosures may also change. The most significant accounting policies followed by the Company are presented in Note One of Notes to Consolidated Financial Statements included herein. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses and the valuation of retained interests in securitized mortgage loans and previously securitized loans to be the accounting areas that require the most subjective or complex judgments and, as such, could be most subject to revision as new information becomes available.

Pages 15-18 of this Annual Report to Shareholders provide management’s analysis of the Company’s allowance for loan losses and related provision. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management’s determination of the adequacy of the allowance for loan losses is based upon an evaluation of individual credits in the loan portfolio, historical loan loss experience, current economic conditions, and other relevant factors. This determination is inherently subjective, as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses related to loans considered to be impaired is generally evaluated based on the discounted cash flows using the impaired loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Note Six of Notes to Consolidated Financial Statements, beginning on page 38 of this Annual Report to Shareholders, and pages 18-19 provide management’s analysis of the Company’s retained interests in securitized mortgage loans and its previously securitized loans. When the Company sold certain receivables in securitizations of high loan-to-value loans, it retained a financial interest in the securitizations. The financial interest, or retained interest, was comprised of the estimated fair value of two components: (1) the excess cash flows between interest collected on the underlying collateral loans minus interest paid to third-party investors plus fees paid for servicing, insurance, and trustee costs, and (2) overcollateralization. Gains recognized on the sale of the receivables were based in part on the previous carrying amount of the loans sold, allocated between the assets sold and the retained interests based on their relative fair values at the date of the sale. Because quoted market prices were not readily available for retained interests, the Company estimated their fair values using cash flow modeling techniques that incorporated management’s best estimates of key assumptions—loan default rates, loan prepayment rates, and discount rates commensurate with the risks involved.

The Company recognized the excess cash flows attributable to the retained interests over the carrying value of the retained interests as interest income over the life of the retained interests using the effective yield method. The Company updated the estimate of future cash flows on a quarterly basis. If upon evaluation there was a favorable change in estimated cash flows from the cash flows previously projected, the Company recalculated the amount of accretable yield and accounted for the change prospectively with the amount of accretion adjusted over the remaining life of the retained interests. Conversely, if upon evaluation there was an adverse change in either the amount or timing of the estimated future cash flows, an other-than-temporary impairment loss was recorded in the Company’s Consolidated Statements of Income and the accretable yield was negatively adjusted.

Similarly, the carrying value of previously securitized loans is determined using assumptions with regard to loan prepayment and default rates. Using cash flow modeling techniques that incorporate these assumptions, the Company estimated total future cash collections expected to be received from these loans and determined the yield at which the resulting discount would be accreted into income. If, upon periodic evaluation, the estimate of the total probable collections is increased or decreased but is still greater than the sum of the original carrying amount less subsequent collections plus the discount accreted to date, and it is probable that collection will occur, the amount of the discount to be accreted is adjusted accordingly and the amount of periodic accretion is adjusted over the remaining lives of the loans. If, upon periodic evaluation, the estimate of amounts probable of collection is reduced and it is less than the original carrying value less collections plus the discount accreted to date, accretion would cease and an allowance for uncollectibility would be provided for through the allowance and provision for loan losses.

The Company adopted Statement of Position (“SOP”) 03-3, issued by the Accounting Standards Executive Committee, to determine the collectibility of previously securitized loans effective January 1, 2005. Please refer to Note One of Notes to Consolidated Financial Statements, on pages 32 and 34-35 for further discussion of SOP 03-3 and its expected effect on the Company’s financial condition or results of operations.

PROPOSED ACQUISITION OF CLASSIC BANCSHARES, INC.

On December 29, 2004, the Company announced that it had signed a definitive agreement to acquire Classic Bancshares, Inc. (“Classic”) and its wholly-owned subsidiary, Classic Bank. Classic is a $340 million commercial bank that operates ten full-service branches located in Boyd, Carter, Greenup, and Johnson Counties in Kentucky and Lawrence County in Ohio. Upon completion of the merger, Classic Bank will merge with and into City National. The Company and Classic anticipate that the transaction, which will be accounted for as a purchase, will be completed in the second quarter of 2005, pending regulatory approvals, the approval of the shareholders of Classic and completion of other customary closing conditions. The directors of Classic have agreed to vote their shares in favor of the merger.

Under the terms of the agreement, shareholders of Classic will receive .9624 shares of the Company’s common stock (valued at $35.42, based on the Company’s December 28, 2004 closing price of $36.80 per share), and $11.08 in cash for each share of Classic common stock owned by them. The total transaction value is estimated at $77.4 million (assuming that outstanding stock options for 109,435 shares held by directors of Classic will be cashed out at the difference between the merger consideration and the exercise price of the options and stock options for 210,385 shares will be exercised prior to the closing).

Additional information concerning the agreement and the proposed merger is contained in the Company’s Current Report on Form 8-K filed with the SEC on December 29, 2004, which report is incorporated by reference. The terms of the agreement provide for the payment of a termination fee to the Company under certain circumstances.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

FINANCIAL SUMMARY

The Company’s financial performance over the previous three years is summarized in the following table:

	2004	2003	2002
Net income (in thousands)	$46,344	$43,694	$32,459
Earnings per share, basic	$2.79	$2.63	$1.93
Earnings per share, diluted	$2.75	$2.58	$1.90
ROA*	2.10%	2.18%	1.59%
ROE*	22.43%	24.50%	20.54%

*	ROA (Return on Average Assets) is a measure of the effectiveness of asset utilization. ROE (Return on Average Equity) is a measure of the return on shareholders’ investment.

As illustrated in the table above, the Company continued to experience favorable results in each of these measures of financial performance during 2004. The Company’s operating results in 2004 were positively affected by continued growth in noninterest income (see Noninterest Income and Expense), specifically a $4.2 million, or 14.7%, increase in service charge revenues earned on depository relationships and increased Bank Owned Life Insurance (“BOLI”) revenue of $1.6 million, or 122.0%, over 2003 due to the Company’s strategic decision to increase its BOLI investment in late 2003. Also included in noninterest income was $5.5 million of income associated with the settlement of a derivative action brought against certain current and former directors and former executive officers of the Company and City National. Additionally, the Company continued to increase its trust fee income and insurance commissions. Noninterest expenses increased $1.8 million or 2.8% from 2003 primarily due to increased salaries and employee benefit costs which were partially offset by a decrease in the costs associated with the early extinguishments of debt. Additionally, the Company recorded no provision for loan losses during 2004. As more fully discussed under the caption Allowance and Provision for Loan Losses, the Company implemented a number of strategic initiatives to improve credit quality during 2001 and 2002. Due to these credit quality improvements, the Company continued to experience lower-than-anticipated loan losses and improving credit quality within certain segments of its loan portfolio. As a result of these trends and based on the Company’s analysis of its allowance for loan losses as of December 31, 2004, the Company determined that it was appropriate to record no loan loss provision during 2004.

BALANCE SHEET ANALYSIS

Total assets remained relatively unchanged from December 31, 2003 to December 31, 2004, as growth within the Company’s loan portfolio was offset primarily by decreases in investment balances. Within the loan portfolio, the Company experienced significant growth in the residential real estate, home equity and commercial real estate loan categories during 2004. Strategically, the Company has continued to focus on increasing real estate secured lending through its real estate lending products as a means of improving the credit quality of the loan portfolio and maintaining acceptable profitability levels on its loan products. The outstanding balance of commercial real estate loans increased $49.5 million, or 14.1%, in 2004, as compared to 2003. The outstanding balance of home equity loans increased $25.7 million, or 9.1%, from $282.5 million at December 31, 2003 to $308.2 million at December 31, 2004. The outstanding balance of residential real estate loans increased $23.4, or 5.2%, from $446.1 million at December 31, 2003 to $469.5 million at December 31, 2004. As a result of the emphasis on real estate secured lending, the Company has chosen to de-emphasize unsecured consumer lending and to exit the indirect consumer lending product line. Both of these loan categories continued to experience declines in outstanding balances during 2004.

Total investment securities decreased $25.2 million, or 3.6%, from $705.0 million at December 31, 2003, to $679.8 million at December 31, 2004. The decrease in the securities portfolio in 2004 was related primarily to funding commercial real estate loans and to the maturities of securities.

Between 1997 and 1999, the Company originated and securitized $760 million in 125% loan-to-value junior-lien underlying mortgages in six separate pools known as City Capital Home Loan Trust 1997-1, 98-1, 98-2, 98-3, 98-4 and 99-1. The Company had a retained interest in the residual cash flows associated with these underlying mortgages after satisfying priority claims. Principal amounts owed to investors in the securitizations were evidenced by securities that were subject to redemption under certain circumstances. Once the notes were redeemed, the Company became the beneficial owner of the mortgage loans and recorded the loans as “Previously Securitized Loans” within the loan portfolio. At December 31, 2003, the Company had exercised its early redemption option with respect to four of these trusts. The Company exercised its early redemption option with respect to the remaining two trusts during 2004. As a result, carrying balances for “Retained Interests” at December 31, 2003 became classified as “Previously Securitized Loans.” The combined balances of Previously Securitized Loans and Retained Interests at December 31, 2003 of $93.1 million declined by $34.7 million to $58.4 million at December 31, 2004, a reduction of 37.2%.

Total deposits increased $36.0 million, or 2.2%, from $1.64 billion at December 31, 2003 to $1.67 billion at December 31, 2004. This increase was primarily attributable to noninterest- and interest-bearing demand deposits that increased $27.4 million, or 3.9%, during 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Short-term debt balances decreased $23.2 million or 13.8% during 2004. This decrease is primarily attributable to a decrease of $18.2 million in security repurchase agreements due to decreases in certain public fund deposits. The Company does not depend on these types of funds, which are subject to significant fluctuations for funding or liquidity.

Long-term debt balances decreased $42.0 million, or 22.0%, from 2003 to 2004. This decrease was primarily due to the maturity of FHLB advances.

TABLE TWO

AVERAGE BALANCE SHEETS AND NET INTEREST INCOME

(in thousands)

	2004			2003			2002
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS
Loan portfolio (1):
Residential real estate	$454,890	$26,869	5.91%	$455,971	$30,583	6.71%	$533,544	$39,982	7.49%
Home equity	298,703	14,004	4.69	251,135	11,165	4.45	156,639	8,736	5.58
Commercial real estate	367,599	20,684	5.63	301,494	18,448	6.12	264,316	19,907	7.53
Other commercial	72,825	3,913	5.37	84,738	4,988	5.89	116,445	7,985	6.86
Loans to depository institutions	3,060	35	1.14	4,658	78	1.67	9,247	167	1.81
Installment	25,343	2,895	11.42	47,121	5,349	11.35	91,317	9,542	10.45
Indirect	16,599	1,823	10.98	35,449	3,868	10.91	66,039	5,130	7.77
Credit card	18,002	2,164	12.02	18,925	2,268	11.98	18,343	1,931	10.53
Previously securitized loans	80,151	13,712	17.11	20,426	4,549	22.27	—	—	—

Total loans	1,337,172	86,099	6.44	1,219,917	81,296	6.66	1,255,890	93,380	7.44
Securities:
Taxable	666,863	30,110	4.52	517,728	21,267	4.11	462,142	19,871	4.30
Tax-exempt (2)	38,169	2,784	7.29	43,709	3,248	7.43	53,558	4,155	7.76

Total securities	705,032	32,894	4.67	561,437	24,515	4.37	515,700	24,026	4.66
Deposits in depository institutions	5,347	52	0.97	10,778	114	1.06	—	—	—
Federal funds sold	193	3	1.55	3,406	36	1.06	36,627	586	1.60
Retained interests	3,300	808	24.48	66,662	12,465	18.70	76,450	12,427	16.26

Total interest-earning assets	2,051,044	119,856	5.84	1,862,200	118,426	6.36	1,884,667	130,419	6.92
Cash and due from banks	43,616			45,831			59,415
Premises and equipment	34,804			36,289			40,455
Other assets	102,179			89,549			93,419
Less: allowance for loan losses	(19,790)			(26,877)			(35,792)

Total assets	$2,211,853			$2,006,992			$2,042,164

LIABILITIES
Interest-bearing demand deposits	$405,865	$2,599	0.64%	$385,882	$2,174	0.56%	$371,847	$2,105	0.57%
Savings deposits	279,174	1,456	0.52	287,823	1,606	0.56	299,958	2,823	0.94
Time deposits	662,068	19,152	2.89	627,741	18,757	2.99	672,030	24,422	3.63
Short-term borrowings	120,849	1,082	0.90	99,567	792	0.80	114,810	2,765	2.41
Long-term debt	201,218	7,582	3.77	109,947	8,456	7.69	124,874	10,184	8.16

Total interest-bearing liabilities	1,669,174	31,871	1.91	1,510,960	31,785	2.10	1,583,519	42,299	2.67
Noninterest-bearing demand deposits	312,036			292,075			273,947
Other liabilities	24,072			25,585			26,687
Shareholders’ equity	206,571			178,372			158,011

Total liabilities and shareholders’ equity	$2,211,853			$2,006,992			$2,042,164

Net interest income		$87,985			$86,641			$88,120

Net yield on earning assets			4.29%			4.65%			4.68%

(1)	For purposes of this table, loans on nonaccrual status have been included in average balances.

(2)	Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

NET INTEREST INCOME

2004 vs. 2003

On a tax-equivalent basis, the Company’s net interest income increased by $1.3 million from 2003 to 2004 (Table Three). This increase was primarily attributable to a 10.1% increase in average earning assets, which was partially offset by a decrease in the net yield on earning assets of 52 basis points. The primary increase in average earning assets was in securities as the Company executed an interest rate risk management strategy put into place in the fourth quarter of 2003. This strategy was implemented to specifically offset anticipated reductions in net interest income from declining balances of retained interests and previously securitized loans. The increase in securities was funded primarily with fixed rate borrowings.

Average earning assets increased by $189 million in 2004 due to increases in average securities of $144 million and in average home equity and commercial real estate loan categories of $114 million. These increases were partially offset by decreases in average unsecured consumer and indirect lending products of $42 million and a reduction of average Federal funds sold and deposits in depository intermediaries of $9 million. The changes in average loan balances are attributable to the Company’s aforementioned strategic lending policies with emphasis being placed on real estate secured lending. This net increase in average earning assets was accompanied by an increase in average interest-bearing liabilities of $158 million as average short-term and long-term debt increased by $112 million and average interest-bearing deposits increased by $46 million. Average equity increased by $28 million and average noninterest-bearing demand deposits increased by $20 million.

As a continued result of the historically low interest rate environment, the Company experienced a declining net interest margin from 4.65% in 2003 to 4.29% in 2004. This was primarily caused by loan balances continuing to reprice downward while the cost of deposits remained relatively unchanged. The decrease was primarily due to the decrease in the yield on average residential real estate loans, which fell by 80 basis points, and decreasing yields on retained interests and previously securitized loans which decreased by 214 basis points on a combined basis. Partially offsetting these decreases, which resulted in a net decrease in the yield on average earning assets from 6.36% in 2003 to 5.84% in 2004, was an increase in the yield on average securities which increased by 30 basis points. Offsetting the overall decrease in average earning assets was the continued downward repricing trend of 19 basis points in 2004 in the Company’s interest-bearing liabilities. This decrease was primarily attributable to a 392 basis point decrease in the cost of long-term debt borrowings that was largely attributable to the Company’s early redemption of $57.5 million of 9.125% trust preferred securities.

Interest rates began to rise moderately during the second half of 2004. The Company believes that continued gradual increases in interest rates will favorably impact its net interest income while stable interest rates will result in the continued contraction of the Company’s net interest income due primarily to the declining balances of previously securitized loans. Pages 10-11 of this Annual Report to Shareholders under the caption “Risk Management” provide further analysis of the effects of various interest rate scenarios.

2003 vs. 2002

On a tax equivalent basis, the Company’s net interest income decreased by $1.5 million from 2002 to 2003 (Table Three). The decrease in net interest income is attributable to a 1.2% decrease in average earning assets and a decrease in the net yield on earning assets of 3 basis points. While earning assets decreased on average from 2002 to 2003, they generally decreased during 2002 and increased during 2003. As a result, earning assets at December 31, 2003, were approximately 12.7% higher than at December 31, 2002. The decrease in earning assets during 2002 was part of the Company’s strategic plan to improve underwriting standards and reduce credit losses by reducing loan balances to levels the Company believed to more appropriately reflect its desired risk profile. The slight decline in net interest margin was smaller than decreases experienced by many of the Company’s peers during a period of time when interest rates have been at historic lows.

Average earning assets fell by $23 million in 2003 due to decreases in average loans and retained interests of $46 million and in average Federal funds sold and deposits in depository intermediaries of $22 million. These declines were offset by an increase in average securities of $46 million (Table Two). The Company experienced significant decreases in balances related to unsecured consumer and indirect lending products as a result of the Company’s aforementioned strategic lending policies. This reduction in earning assets was accompanied by a reduction in average interest-bearing liabilities of $73 million as average interest-bearing deposits decreased by $43 million and average short-term borrowings and long-term debt fell by $30 million. The decline in average interest-bearing deposit balances between 2002 and 2003 was primarily due to a decline in time deposits during 2002. Average equity increased by $20 million and average noninterest-bearing demand deposits increased by $18 million. These noninterest-bearing liabilities replaced interest-bearing liabilities, partially mitigating the impact of lower earning assets. As a result, net interest income was increased by $461,000 during 2003 (Table Three).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Between 2001 and 2003, the U.S. economy experienced decreasing interest rates. For example, the prime rate fell by an average of 279 basis points between 2001 and 2003. As a result, the Company experienced declining interest income on loans and securities as existing assets with higher interest rates matured or were prepaid and new assets were originated at lower rates. The average yield on earning assets decreased from 6.92% in 2002 to 6.36% in 2003, a reduction of 56 basis points. This decrease was led by the yield on average loans, which fell by 78 basis points and the yield on average investment securities, which fell by 29 basis points. The Company’s interest-bearing liabilities repriced downward by 57 basis points which partially offset lower yields on earning assets. The decrease in the average rate paid on interest-bearing liabilities was led by a 64 basis-point decline in the rate paid on time deposits and a 161 basis-point decline on the rate paid on short-term borrowings. Overall, the net interest margin declined 3 basis points between 2002 and 2003.

At December 31, 2003, the prime rate was the lowest that it has been since 1958. Because interest rates were quite low, the Company had limited opportunity to lower rates paid on deposit products while remaining competitive in its local markets. Had interest rates continued to remain at historically low levels, the Company anticipated further compression in its net interest margin as the Company’s variable-rate loans would continue to re-price at lower interest rates according to their terms and new loan volumes would be recorded at new low interest rates.

TABLE THREE

RATE/VOLUME ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSE

(in thousands)

	2004 vs. 2003 Increase (Decrease) Due to Change In:			2003 vs. 2002 Increase (Decrease) Due to Change In:
	Volume	Rate	Net	Volume	Rate	Net
Interest-Earning Assets
Loan portfolio:
Residential real estate	$(73)	$(3,641)	$(3,714)	$(5,813)	$(3,586)	$(9,399)
Home equity	2,115	724	2,839	5,270	(2,841)	2,429
Commercial real estate	4,045	(1,809)	2,236	2,800	(4,259)	(1,459)
Other commercial	(701)	(374)	(1,075)	(2,174)	(823)	(2,997)
Loans to depository institutions	(27)	(16)	(43)	(83)	(6)	(89)
Installment	(2,472)	18	(2,454)	(4,618)	425	(4,193)
Indirect	(2,057)	12	(2,045)	(2,376)	1,114	(1,262)
Credit card	(111)	7	(104)	61	276	337
Previously securitized loans	13,301	(4,138)	9,163	4,549	—	4,549

Total loans	14,020	(9,217)	4,803	(2,384)	(9,700)	(12,084)
Securities:
Taxable	6,126	2,717	8,843	2,390	(994)	1,396
Tax-exempt (1)	(412)	(52)	(464)	(764)	(143)	(907)

Total securities	5,714	2,665	8,379	1,626	(1,137)	489
Deposits in depository institutions	(57)	(5)	(62)	114	—	114
Federal funds sold	(34)	1	(33)	(532)	(18)	(550)
Retained interests	(11,848)	191	(11,657)	(1,591)	1,629	38

Total interest-earning assets	$7,795	$(6,365)	$1,430	$(2,767)	$(9,226)	$(11,993)

Interest-Bearing Liabilities
Interest-bearing demand deposits	$113	$312	$425	$79	$(10)	$69
Savings deposits	(48)	(102)	(150)	(114)	(1,103)	(1,217)
Time deposits	1,026	(630)	396	(1,609)	(4,057)	(5,666)
Short-term borrowings	169	121	290	(367)	(1,606)	(1,973)
Long-term debt	7,020	(7,895)	(875)	(1,217)	(510)	(1,727)

Total interest-bearing liabilities	$8,280	$(8,194)	$86	$(3,228)	$(7,286)	$(10,514)

Net interest income	$(485)	$1,829	$1,344	$461	$(1,940)	$(1,479)

(1)	Fully federal taxable equivalent using a tax rate of approximately 35%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

NONINTEREST INCOME AND EXPENSE

2004 vs. 2003

The Company focuses much of its efforts on retail banking and enhancing its retail deposit franchise within its markets. The Company has approximately 150,000 households that maintain approximately 270,000 various types of accounts with the Company. As a result of this strong retail banking operation, service charge revenues have provided significant revenue growth for the Company over the past three years. During 2004, noninterest income (excluding security transactions) increased approximately $10.0 million or 25.7% from 2003. This increase was primarily attributable to the Company’s continued increase in service charge revenues of $4.2 million, or 14.7%, from $28.4 million during 2003 to $32.6 million during 2004. This increase reflects the Company’s emphasis on increasing its core deposit customer base by growing its retail banking franchise and the introduction of new products and services for depository customers.

During 2003, the Company made a strategic decision to increase its investment in Bank Owned Life Insurance (“BOLI”) to somewhat mitigate the rising costs of providing medical and retirement benefits for the Company’s employees. Primarily due to this increased investment, BOLI related revenues increased $1.6 million or 122.0% from 2003.

In addition to the Company’s continued success in expanding its depository relationships, the Company also continued to improve its income from trust fees and insurance commissions. Trust fee income increased $0.4 million, or 28.6%, from $1.6 million in 2003 to $2.0 million in 2004. Income generated from insurance commissions increased $0.3 million, or 10.8%, during 2004. These increases were attributable to the Company’s continued efforts to deliver its trust services and insurance products to new and existing bank customers.

Also included in noninterest income is $5.5 million of income from the settlement of litigation brought in December 2001 against certain current and former directors and former executive officers of the Company and City National. During 2003, the Company benefited from a $1.6 million legal settlement associated with the resolution of its claim against the Federal Deposit Insurance Corporation (“FDIC”) in the FDIC’s capacity as receiver for The First National Bank of Keystone. Excluding the impact of litigation proceeds and security transactions, total noninterest income increased $6.1 million, or 16.4%, from $37.3 million in 2003 to $43.4 million in 2004.

Noninterest expenses increased $1.8 million, or 2.8%, from $64.5 million in 2003 to $66.3 million in 2004. This increase is primarily attributable to an increase in salaries and employee benefits of $3.2 million or 10.2%. Increases in healthcare costs and expenses associated with executive severances were primarily responsible for this increase. Due to continued increases in healthcare costs and increased claims, healthcare expenses for the Company’s employees increased $1.8 million. Also contributing to this increase was an increase of $1.6 million in severance costs to $3.3 million in 2004 from $1.7 million in 2003. Severance costs increased in connection with the Company’s obligation to five executive officers for severance payments as provided in their respective employment agreements.

Other expenses increased $0.8 million, or 9.2%, from 2003 to 2004 primarily as a result of increased business franchise taxes incurred by the Company.

Repossessed asset gains and losses and expenses decreased $0.6 million as a result of net gains of $0.7 million in 2003 compared with net gains of $0.1 million in 2004 realized on the disposal of other real estate properties. There can be no assurance that the Company will be able to continue to achieve similar results in future periods in its efforts to resolve and dispose of repossessed assets.

Professional fees and litigation expenses increased $0.4 million from $2.9 million in 2003 to $3.3 million in 2004. The increase was primarily related to legal expenses associated with the derivative action previously discussed.

Partially offsetting these increases in noninterest expenses was a decrease in the loss on early extinguishments of debt. In 2003, the Company reported a charge of $2.4 million primarily associated with the early redemption of $57.5 million of 9.125% trust preferred securities. During 2004, the Company reported a charge of $0.3 million associated with the repurchase in the open market of $2.0 million of its outstanding 9.15% junior subordinated debentures.

Depreciation expense declined by $0.5 million, or 10.9%, from 2003 to 2004 as the Company continued to be selective in limiting its capital expenditures to items deemed necessary to optimize customer service, lower other expenses, or increase revenues.

Also offsetting other noninterest expense increases was a decline in office supplies of $0.4 million, or 26.6%, from $1.4 million in 2003 to $1.0 million in 2004. This decrease was primarily attributable to the Company’s focus on the management and reduction of operational costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

2003 vs. 2002

Of the $6.8 million, or 21.3%, increase in noninterest income (excluding investment securities transactions), increases in service charge revenues represented an increase of $4.9 million, or 20.9%, in 2003 as compared to 2002. Since 2001, the Company has emphasized increasing the number of its core deposit customers and has implemented a number of additional fee-based products and services for its retail customers.

In addition to the continued success of its efforts to grow depository relationships, the Company also experienced strong revenue growth in insurance revenues in 2003. Insurance revenues increased $0.6 million, or 30.9%, from $1.9 million in 2002 to $2.5 million in 2003 as the Company expanded the delivery of insurance products and service to new and existing retail and commercial customers. Fees derived from trust products and services also reflected sizeable growth during 2003, as trust fee revenues increased $0.2 million, or 18.1%, in 2003 as compared to 2002. As the Company has been able to grow its core customer base, it has been successful in cross-selling its insurance and trust products, resulting in strong revenue increases in both areas.

During 2003, the Company increased its investment in BOLI by $35.0 million. Investments in BOLI, which generate fee income as opposed to interest or dividend income, were increased during 2003 to help offset the rising costs of providing medical and retirement benefits to the Company’s employees. Largely as a result of the increased investment, revenues derived from BOLI increased $0.7 million, or 110.2%, from $0.6 million in 2002 to $1.3 million in 2003.

Also included in noninterest income is a $1.6 million settlement of litigation during the year involving the Company’s prior business relationship with The First National Bank of Keystone.

In addition to enhancing fee-based revenues, the Company has also placed strong emphasis on managing, and reducing, its operational costs. Despite a $2.4 million expense associated with retiring long-term debt (which is discussed further, below), total noninterest expense declined $4.7 million, or 6.8%, from $69.2 million in 2002 to $64.5 million in 2003. Significant expense reductions were achieved in virtually each expense classification.

Costs associated with salaries and employee benefits declined slightly during 2003, decreasing $0.8 million, or 2.6%, from $31.9 million in 2002 to $31.1 million in 2003. This decline corresponds to the reduction in the number of full-time equivalents (“FTEs”) employed by the Company over the two-year period. The number of FTEs declined by 36, or 4.9%, from 737 FTEs at December 31, 2002, to 701 FTEs at December 31, 2003.

Depreciation expense declined $1.3 million, or 23.3%, and occupancy/equipment expenses declined $0.6 million, or 9.6%, from 2002 to 2003 as the Company continued to be selective in limiting capital expenditures to only those items determined necessary to improve customer service, lower other expenses, or increase revenues.

Expenses associated with statement mailings declined $0.5 million, or 17.1%, during 2003 as a result of the Company’s renegotiation of contracts with external vendors to provide this service. Similarly, telecommunications costs declined $0.5 million, or 22.0%, from $2.4 million in 2002 to $1.9 million in 2003.

Repossessed asset losses and expenses reflected a net expense of $0.7 million in 2002, compared with net gains of $0.7 million in 2003 as a result of $1.0 million of gains realized on the disposal of other real estate owned properties during 2003.

Partially offsetting these declines in noninterest expense was a $2.4 million expense incurred during 2003 associated with the early extinguishment of long-term debt. During the fourth quarter of 2003, the Company fully repaid all of its 9.125% junior subordinated debentures held by City Holding Capital Trust II. In turn, City Holding Capital Trust II retired its $57.5 million of outstanding trust-preferred securities. In completing the redemption of these securities, the Company recorded a $2.3 million expense to charge off the unamortized balance of issuance costs that had been capitalized at the time the trust-preferred securities were originally issued in 1998. Since the issuance of the securities, the issuance costs were being amortized over the life of the securities through interest expense using the effective yield method.

INCOME TAXES

The Company recorded income tax expense of $24.4 million, $22.3 million and $16.7 million in 2004, 2003 and 2002, respectively. The Company’s effective tax rates for 2004, 2003, and 2002 were 34.5%, 33.7%, and 34.0%, respectively. A reconciliation of the effective tax rate to the statutory rate is included in Note Twelve of Notes to Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s net deferred tax assets decreased from $29.3 million at December 31, 2003 to $27.0 million at December 31, 2004. The components of the Company’s net deferred tax assets are disclosed in Note Twelve of Notes to Consolidated Financial Statements. Realization of the most significant net deferred tax assets is primarily dependent on future events taking place that will reverse the current deferred tax assets. For example, realization of the deferred tax asset attributable to the allowance for loan losses is expected to occur as additional loan charge-offs, which have already been provided for within the Company’s financial statements, are realized or as the Company records negative loan loss provision expense, or no loan loss provision expense as it did during 2003 and 2004, respectively. The deferred tax asset associated with the allowance for loan losses has declined from $9.9 million at December 31, 2003 to $8.2 million at December 31, 2004. The deferred tax asset associated with the Company’s retained interests asset and previously securitized loans is expected to be realized as the Company recognizes income for financial statement purposes from these assets in future periods. The deferred tax asset associated with these assets was $9.7 million at both December 31, 2003 and 2004. The Company believes that it is more likely than not that each of the net deferred tax assets will be realized and that no valuation allowance is necessary as of December 31, 2004 or 2003.

RISK MANAGEMENT

Market risk is the risk of loss due to adverse changes in current and future cash flows, fair values, earnings, or capital due to adverse movements in interest rates and other factors, including foreign exchange rates and commodity prices. Because the Company has no significant foreign exchange activities and holds no commodities, interest rate risk represents the primary risk factor affecting the Company’s balance sheet and net interest margin. Significant changes in interest rates by the Federal Reserve could, in turn, result in similar changes in LIBOR interest rates, prime rates, and other benchmark interest rates that could affect the estimated fair value of the Company’s investment securities portfolio, interest paid on the Company’s short-term and long-term borrowings, interest earned on the Company’s loan portfolio, and interest paid on its deposit accounts.

The Company’s Asset and Liability Committee (“ALCO”) has been delegated the responsibility of managing the Company’s interest-sensitive balance sheet accounts to maximize earnings while managing interest rate risk. ALCO, comprised of various members of executive and senior management, is also responsible for establishing policies to monitor and limit the Company’s exposure to interest rate risk and to manage the Company’s liquidity position. ALCO satisfies its responsibilities through monthly meetings during which product pricing issues, liquidity measures, and interest sensitivity positions are monitored.

In order to measure and manage its interest rate risk, the Company uses an asset/liability management and simulation software model to periodically update the interest sensitivity position of the Company’s balance sheet. The model is also used to perform analyses that measure the impact on net interest income and capital as a result of various changes in the interest rate environment. Such analyses quantify the effects of various interest rate scenarios on projected net interest income. The Company’s policy objective is to avoid negative fluctuations in net income of more than 15% within a 12-month period, assuming an immediate increase or decrease of 300 basis points. The Company measures the long-term risk associated with sustained increases and decreases in rates through analysis of the impact to changes in rates on the economic value of equity. The Company’s policy is to avoid negative fluctuations in the economic value of equity of more than 15% in response to either an increase, or decrease, of 300 basis points. Due to the low level of interest rates at December 31, 2004 (the Federal funds target was 2.25%), the Company has chosen to reflect only its risk to a decrease of 100 basis points from current rates. Given the historically low level of rates at December 31, 2004, the Company believes that the probability of rate decreases beyond this amount is low. Also, the Company has chosen to reflect its risk to increases in rates as large as 400 basis points as this would imply a Federal funds target of 6.25%, which is within historical norms. At December 31, 2004, the Company was in compliance with its policy.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

The following table summarizes the sensitivity of the Company’s net income to various interest rate scenarios. The results of the sensitivity analyses presented below differ from the results used internally by ALCO in that, in the analyses below, interest rates are assumed to have an immediate and sustained parallel shock. The Company recognizes that rates are volatile, but rarely move with immediate and parallel effects. Internally, the Company considers a variety of interest rate scenarios that are deemed to be possible while considering the level of risk it is willing to assume in “worst-case” scenarios such as shown by the following:

Immediate Basis Point Change in Interest Rates	Estimated Increase (Decrease) in Net Income	Estimated Increase (Decrease) in Economic Value of Equity
2004:
+400	+9.4%	+8.8%
+300	+9.1	+9.5
+200	+6.7	+7.9
+100	+3.9	+4.9
-100	(9.7)	(10.8)

2003:
+500	+15.1%	+19.9%
+300	+12.4	+15.8
+100	+5.2	+7.0
-50	(2.5)	(3.2)

These results are highly dependent upon assumptions made by management, including, but not limited to, assumptions regarding the manner in which interest-bearing demand deposit and saving deposit accounts reprice in different interest rate scenarios, pricing behavior of competitors, prepayments of loans and deposits under alternative rate environments, and new business volumes and pricing. As a result, there can be no assurance that the results above will be achieved in the event that interest rates increase or decrease during 2005 and beyond.

Based upon the results above, the Company believes that its net income is positively correlated with increasing rates as compared to the level of net income the Company would expect if interest rates remain flat. However, these results do not necessarily imply that the Company will experience increases in net income if market interest rates rise. In fact, the Company has significant exposure due to projected decreases in outstanding balances of previously securitized loans. Between January 2005 and December 2006, based upon the Company’s projected reductions in outstanding balances of previously securitized loans, assuming that market interest rates remain unchanged, and assuming that other loan and deposit balances remain unchanged, the Company anticipates a reduction in net interest income of approximately 8% and a corresponding reduction in net income of approximately 10%. The table above demonstrates that increases in the level of market interest rates could partially or fully offset this impact. For example, an immediate increase in interest rates of approximately 300 basis points would increase net income by approximately 10% over a 24-month horizon, assuming that the Company’s assumptions regarding such things as pricing behavior of competitors are fulfilled. Alternatively, the Company believes that loan growth of approximately 10% annually could mitigate the anticipated reduction in net interest income associated with declining balances of previously securitized loans.

LIQUIDITY

The Company evaluates the adequacy of liquidity at both the Parent Company level and at City National. At the Parent Company level, the principal source of cash is dividends from City National. Dividends paid by City National to the Parent Company are subject to certain legal and regulatory limitations. Generally, any dividends in amounts that exceed the earnings retained by City National in the current year plus retained net profits for the preceding two years must be approved by regulatory authorities. During 2003 and 2004, City National received regulatory approval to pay $123.9 million of cash dividends to the Parent Company, while generating net profits of $97.8 million. Therefore, City National will be required to obtain regulatory approval prior to declaring any cash dividends to the Parent Company throughout 2005. Although regulatory authorities have approved prior cash dividends, there can be no assurance that future dividend requests will be approved.

The Parent Company used cash obtained from the dividends received primarily to: (1) pay common dividends to shareholders, (2) remit interest payments on the Company’s junior subordinated debentures, and (3) fund repurchase of the Company’s common shares.

Over the next 12 months, the Parent Company has an obligation to remit interest payments approximating $2.6 million on the junior subordinated debentures held by City Holding Capital Trust. However, interest payments on the debentures can be deferred for up to five years under certain circumstances and dividends to shareholders can, if necessary, be suspended. The Parent Company will also be required to pay shareholders of Classic Bancshares, Inc. approximately $18.6 million under the definitive agreement for the acquisition of Classic Bancshares, Inc. Additionally, the Parent Company anticipates continuing the payment of dividends, which approximated $14.3 million during 2004 to common shareholders. In addition to these anticipated cash needs for 2005, the Parent Company has operating expenses and other contractual obligations, which are estimated to require $0.6 million of additional cash over the next 12 months. As of December 31, 2004, the Parent Company reported a cash balance of approximately $33.0 million and management believes that the Parent Company’s available cash balance,

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

together with cash dividends from City National, if approved, will be adequate to satisfy its funding and cash needs in 2005.

Excluding the interest and dividend payments discussed above, the Parent Company has no significant commitments or obligations in years after 2005 other than the repayment of its $28.8 million obligation under the debentures held by City Holding Capital Trust. However, this obligation does not mature until April 2028, or earlier at the option of the Parent Company. It is expected that the Parent Company will be able to obtain the necessary cash, either through dividends obtained from City National or the issuance of other debt, to fully repay the debentures at their maturity. Table Ten on page 20 of this Annual Report to Shareholders summarizes the contractual obligations of the Parent Company and City National, combined.

City National manages its liquidity position in an effort to effectively and economically satisfy the funding needs of its customers and to accommodate the scheduled repayment of borrowings. Funds are available to City National from a number of sources, including depository relationships, sales and maturities within the investment securities portfolio, and borrowings from the FHLB and other financial institutions. As of December 31, 2004, City National’s assets are significantly funded by deposits and capital. However, City National maintains borrowing facilities with the FHLB and other financial institutions that are accessed as necessary to fund operations and to provide contingency funding mechanisms. As of December 31, 2004, City National has the capacity to borrow an additional $594.3 million from the FHLB under existing borrowing facilities. City National maintains a contingency funding plan, incorporating these borrowing facilities, to address liquidity needs in the event of an institution-specific or systematic financial industry crisis. Additionally, City National maintains a significant percentage (91.2% or $620.0 million at December 31, 2004) of its investment securities portfolio in the highly liquid available-for-sale classification. As such, these securities could be liquidated, if necessary, to provide an additional funding source. City National also segregates certain mortgage loans, mortgage-backed securities, and other investment securities in a separate subsidiary so that it can separately monitor the asset quality of these primarily mortgage-related assets, which could be used to raise cash through securitization transactions or obtain additional equity or debt financing if necessary.

The Company manages its asset and liability mix to balance its desire to maximize net interest income against its desire to minimize risks associated with capitalization, interest rate volatility, and liquidity. With respect to liquidity, the Company has chosen a conservative posture and believes that its liquidity position is strong. As illustrated in the Consolidated Statements of Cash Flows, the Company generated $53.9 million of cash from operating activities during 2004, primarily from interest income received on loans and investments, net of interest expense paid on deposits and borrowings.

The Company’s net loan to asset ratio is 60.4% at December 31, 2004 as compared to its peers (defined as U.S. banks with total assets between $1 billion and $3 billion as published by the Federal Financial Institution Examination Council) of 67.3% as of September 30. 2004. The Company has obligations to extend credit, but these obligations are primarily associated with existing home equity loans that have predictable borrowing patterns across the portfolio. The Company has significant investment security balances with carrying values that totaled $679.8 million at December 31, 2004, and that greatly exceeded the Company’s non-deposit sources of borrowing which totaled $324.4 million.

The Company funds its assets primarily with deposits, which fund 75.6% of total assets as compared to 63.5% for its peers. Further, the Company’s deposit mix has a very high proportion of transaction and savings accounts that fund 45.7% of the Company’s total assets. And, the Company uses fewer time deposits over $100,000 than its peers, funding just 5.8% of total assets as compared to peers, which fund 12.6% of total assets with such deposits. And, as described under the caption Certificates of Deposit, the Company’s large CDs are primarily small retail depositors rather than public and institutional deposits.

INVESTMENTS

The Company’s investment portfolio decreased from $705.0 million at December 31, 2003 to $679.8 million at December 31, 2004. This decrease was primarily related to funding the increase in commercial real estate loans and maturities of investment securities.

The investment portfolio remains highly liquid at December 31, 2004, with 91.2% of the portfolio classified as available-for-sale, including $10.9 million invested in an open-end, short-term investment fund. The investment portfolio is structured to provide flexibility in managing liquidity needs and interest rate risk, while providing acceptable rates of return.

Over the past three years, the Company has continued to increase the proportion of mortgage-backed securities included in the investment portfolio. The mortgage-backed securities in which the Company has invested are predominantly underwritten to the standards of, and guaranteed by, government-sponsored agencies such as FNMA and FHLMC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

TABLE FOUR

INVESTMENT PORTFOLIO

	Carrying Values as of December 31
(in thousands)	2004	2003	2002
Securities Available-for-Sale:
U.S. Treasury and other U.S. government corporations and agencies	$23,695	$47,653	$112,715
States and political subdivisions	31,652	27,856	23,491
Mortgage-backed securities	494,428	434,449	133,558
Other debt securities	41,045	34,681	51,616

Total debt securities available-for-sale	590,820	544,639	321,380
Equity securities and investment funds	29,214	101,024	124,004

Total Securities Available-for-Sale	620,034	645,663	445,384
Securities Held-to-Maturity:
States and political subdivisions	12,504	17,635	31,657
Other debt securities	47,236	41,663	40,753

Total Securities Held-to-Maturity	59,740	59,298	72,410

Total Securities	$679,774	$704,961	$517,794

Included in equity securities and investment funds in the table above at December 31, 2004 are $12.2 million of Federal Home Loan Bank stock, $4.6 million of Federal Reserve Bank stock, and $10.9 million the Company had invested in Federated Prime Obligations Fund (“the Fund”). The Fund is an open-end fund traded on the NASDAQ National Market, which invests primarily in high quality, short-term, fixed income securities issued by banks, corporations, and the U.S. government. At December 31, 2004, there were no securities of any non-governmental issuers whose aggregate carrying or market value exceeded 10% of shareholders’ equity.

	Maturing
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years
(dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities Available-for-Sale:
U.S. Treasury and other U.S. government corporations and agencies	$3,273	5.31%	$2,118	7.06%	$15,194	7.53%	$3,110	7.15%
States and political subdivisions	1,219	7.80	5,197	5.82	9,897	6.76	15,339	7.08
Mortgage-backed securities	14	6.50	10,839	5.18	3,492	5.92	480,083	4.51
Other debt securities	—	—	—	—	3,959	5.71	37,086	5.76

Total debt securities available-for-sale	4,506	5.99	18,154	5.58	32,542	6.90	535,618	4.68
Securities Held-to-Maturity:
States and political subdivisions	3,051	7.71	5,377	7.29	3,561	6.84	515	6.45
Other debt securities	—	—	—	—	—	—	47,236	8.38

Total debt securities held-to-maturity	3,051	7.71	5,377	7.29	3,561	6.84	47,751	8.36

Total debt securities	$7,557	6.68%	$23,531	5.97%	$36,103	6.89%	$583,369	4.98%

Weighted-average yields on tax-exempt obligations of states and political subdivisions have been computed on a fully federal tax-equivalent basis using a tax rate of 35%. Average yields on investments available-for-sale are computed based on amortized cost. Mortgage-backed securities have been allocated to their respective maturity groupings based on their contractual maturity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

LOANS

TABLE FIVE

LOAN PORTFOLIO

The composition of the Company’s loan portfolio at December 31 follows:

(in thousands)	2004	2003	2002	2001	2000
Residential real estate	$469,458	$446,134	$471,806	$631,103	$885,295
Home equity	308,173	282,481	210,753	98,100	66,723
Commercial real estate	400,801	351,284	273,904	284,759	348,922
Other commercial	71,311	76,167	95,323	145,989	290,315
Loans to depository institutions	—	—	20,000	—	—
Installment	18,145	33,651	64,181	125,236	224,897
Indirect	10,324	24,707	48,709	86,474	135,589
Credit card	18,126	18,979	19,715	18,594	16,418
Previously securitized loans	58,436	58,788	—	—	—

Gross loans	$1,354,774	$1,292,191	$1,204,391	$1,390,255	$1,968,159

Since 2001, the Company has strategically focused on adjusting the overall mix of the loan portfolio, with an emphasis on increasing the outstanding balance of real estate secured loans and significantly reducing the proportion of unsecured and other consumer loan products. As a result, the Company has experienced significant growth in home equity loans over the past few years, which have increased $97.4 million, or 46.2%, in two years from $210.8 million at December 31, 2002, to $282.5 million at December 31, 2003, and $308.2 million at December 31, 2004. In addition to the home equity loan product, the Company targeted commercial real estate lending as an area for potential loan growth. During 2004, the Company continued to successfully attract new commercial relationships and increased the commercial real estate portfolio by $49.5 million, or 14.1%, from its December 31, 2003, reported balance.

As noted above, the Company’s focus has been to grow real estate secured lending. Management views real estate secured lending as providing the appropriate combination of both profitability and credit quality. In contrast, management believes that the indirect auto loans and unsecured consumer loans originated in previous years did not satisfy profitability and credit quality objectives and, as a result, the Company has chosen to de-emphasize these lending activities. Outstanding balances within the indirect and installment portfolios have declined significantly since 2001, partially offsetting the loan growth experienced in the aforementioned targeted growth areas.

As of December 31, 2004, the Company reported $58.4 million of loans classified as “previously securitized loans.” These loans were recorded as a result of the Company’s early redemption of the outstanding notes attributable to the Company’s six loan securitization trusts (see Retained Interests and Previously Securitized Loans). As the outstanding notes were redeemed during 2004 and 2003, the Company became the beneficial owner of the remaining mortgage loans and recorded the carrying amount of those loans within the loan portfolio, classified as “previously securitized loans.” These loans are junior lien mortgage loans on one- to four-family residential properties located throughout the United States. The loans generally have terms of 25 or 30 years and have fixed interest rates. The Company expects this balance to continue to decline as borrowers remit principal payments on the loans. The following table shows the scheduled maturity of loans outstanding as of December 31, 2004:

(in thousands)	Within One Year	After One But Within Five Years	After Five Years	Total
Residential real estate	$103,624	$264,111	$101,723	$469,458
Home equity	60,154	143,164	104,855	308,173
Commercial real estate	89,466	258,183	53,152	400,801
Other commercial	38,807	31,146	1,358	71,311
Installment	12,604	5,541	—	18,145
Indirect	7,529	2,795	—	10,324
Credit card	18,126	—	—	18,126
Previously securitized loans	22,193	25,506	10,737	58,436

Total loans	$352,503	$730,446	$271,825	$1,354,774

Loans maturing after one year with interest rates that are:
Fixed until maturity	$161,298
Variable or adjustable	840,973

Total	$1,002,271

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

ALLOWANCE AND PROVISION FOR LOAN LOSSES

Management systematically monitors the loan portfolio and the adequacy of the allowance for loan losses on a quarterly basis to provide for probable losses inherent in the portfolio. Management assesses the risk in each loan type based on historical trends, the general economic environment of its local markets, individual loan performance, and other relevant factors. Individual credits are selected throughout the year for detailed loan reviews, which are utilized by management to assess the risk in the portfolio and the adequacy of the allowance. Due to the nature of commercial lending, evaluation of the adequacy of the allowance as it relates to these loan types is often based more upon specific credit review, with consideration given to the potential impairment of certain credits and historical charge-off percentages, adjusted for general economic conditions and other inherent risk factors. Conversely, due to the homogeneous nature of the real estate and installment portfolios, the portions of the allowance allocated to those portfolios are primarily based on prior loss history of each portfolio, adjusted for general economic conditions and other inherent risk factors.

In evaluating the adequacy of the allowance for loan losses, management considers both quantitative and qualitative factors. Quantitative factors include actual repayment characteristics and loan performance, cash flow analyses, and estimated fair values of underlying collateral. Qualitative factors generally include overall trends within the portfolio, composition of the portfolio, changes in pricing or underwriting, seasoning of the portfolio, and general economic conditions.

The allowance not specifically allocated to individual credits is generally determined by analyzing potential exposure and other qualitative factors that could negatively impact the adequacy of the allowance. Loans not individually evaluated for impairment are grouped by pools with similar risk characteristics and the related historical loss percentages are adjusted to reflect current inherent risk factors, such as unemployment, overall economic conditions, concentrations of credit, loan growth, classified and impaired loan trends, staffing, adherence to lending policies, and loss trends.

Determination of the allowance for loan losses is subjective in nature and requires management to periodically reassess the validity of its assumptions. Differences between net charge-offs and estimated losses are assessed such that management can timely modify its evaluation model to ensure that adequate provision has been made for risk in the total loan portfolio.

Following several years of credit quality deterioration within the Company’s loan portfolio, management dedicated significant time and resources to address and resolve credit quality concerns during 2001 and 2002. During these two years, the Company implemented a number of strategic initiatives designed to improve credit quality including tightening credit standards, establishing a loan workout division dedicated to resolving problem loans, and changing the overall mix of the loan portfolio to include a higher proportion of real estate secured loans, specifically home equity and commercial real estate loan products. Largely as a result of the changes made in 2001 and 2002, the credit quality of the Company’s loan portfolio has improved and continued to be strong in 2004, as the Company reported net charge-offs of $3.6 million in 2004 and $0.9 million in 2003, compared to $21.9 million in 2002. As a result of the strength in the Company’s credit quality in 2004, the allowance for loan losses declined $3.6 million, or 16.9%, from $21.4 million at December 31, 2003 to $17.8 million at December 31, 2004. Based on management’s analysis of the adequacy of the allowance for loan losses during 2004, management determined it was appropriate to record no loan loss provision during the year.

The allowance allocated to the commercial loan portfolio decreased $2.9 million, or 21.4%, from $13.6 million at December 31, 2003 to $10.7 million at December 31, 2004. This decline was due primarily to two factors. First, the Company’s improved commercial loan credit quality has resulted in decreased net commercial charge-offs that in turn has decreased the historical charge-off percentages applied to commercial credits not specifically reviewed. Second, the composition of the commercial loan portfolio has continued to transform since December 31, 2002. As of December 31, 2004, commercial loans secured by real estate comprise 84.9% of the commercial loan portfolio, compared to 82.2% at December 31, 2003 and 74.2% at December 31, 2002. The increased proportion of real estate secured loans within the portfolio is believed to have improved the credit quality of this segment of the portfolio by providing the Company with enhanced collateral positions should borrowers begin to experience repayment problems.

The allowance allocated to the residential real estate portfolio increased $0.3 million, or 9.6%, from $2.9 million at December 31, 2003 to $3.2 million at December 31, 2004. This increase is the result of increased amounts of residential real estate loans outstanding. As of December 31, 2004, residential real estate loans were $308.2 million or a $25.7 million, or 9.1%, increase from the December 31, 2003 amount of $282.5 million. As reflected in Table Six, the Company reported recoveries of $0.6 million during 2004 and charge-offs of $1.2 million during the year. The charge-offs experienced during 2004 primarily related to residential real estate loans originated prior to 2001.

The allowance allocated to the consumer loan portfolio decreased $1.0 million, or 28.3%, from $3.6 million at December 31, 2003 to $2.6 million at December 31, 2004. This decline was primarily due to the declining balance of the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

consumer loan portfolio. As noted previously, the Company has focused on originating real estate secured loans, as opposed to traditional consumer loans, which are generally either unsecured or secured by collateral that typically provides less of a recovery opportunity in the event a borrower defaults. Therefore, the Company has de-emphasized its indirect lending loan product line and has successfully utilized its home equity loan products to replace declines in traditional installment loan products. The outstanding balance of consumer loans, defined as installment, indirect, and credit card loans, declined $30.7 million, or 39.8%, from $77.3 million at December 31, 2003 to $46.6 million at December 31, 2004.

With the introduction of new depository account products and services in 2002 and the growth experienced in this product line from 2002 to 2004, the Company began allocating a portion of the allowance for loan losses to overdraft deposit accounts in 2003. Certain products offered by the Company permit customers to overdraft their depository accounts. While the Company generates service charge revenues for providing this service to the customer, certain deposit account overdrafts are not fully repaid by the customer resulting in losses incurred. The Company has provided for probable losses resulting from overdraft deposit accounts through its allowance for loan losses. As reflected in Table Six, the Company reported net charge-offs on depository accounts of $1.5 and $1.1 million during 2004 and 2003, respectively. As of December 31, 2004, the balance of overdraft deposit accounts was $2.0 million and is included in installment loans in the Consolidated Balance Sheets. The Company allocated $1.5 million (see Table Eight) of its allowance for loan losses as of December 31, 2004, to provide for probable losses resulting from overdraft deposit accounts.

As noted previously, as the Company has been able to redeem its retained interests in loan securitizations, it has added “previously securitized loans” to its loan portfolio. As discussed, the carrying value of the previously securitized loans incorporates an assumption for expected losses to be incurred over the life of these loans and, as a result, expected credit losses have already been provided for within the carrying value of these assets. Therefore, credit losses on previously securitized loans will first be applied against the carrying value of these loans and could adversely impact the yield earned on these loans. To the extent that credit losses exceed those amounts already provided for within the carrying value of these loans, the Company would then need to provide for such losses through the provision and allowance for loan losses. As of December 31, 2004, the Company believes that the credit losses provided for through the carrying value of previously securitized loans are adequate to provide for probable losses and an allocation of the allowance for loan losses to this segment of the portfolio is not required.

Based on the Company’s analysis of the adequacy of the allowance for loan losses and in consideration of the known factors utilized in computing the allowance, management believes that the allowance for loan losses as of December 31, 2004, is adequate to provide for probable losses inherent in the Company’s loan portfolio. Amounts to be recorded for the provision for loan losses in future periods will be dependent upon trends in loan balances including the composition of the loan portfolio, changes in loan quality and loss experience trends, and potential recoveries on previously charged-off loans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

TABLE SIX

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES

An analysis of changes in the allowance for loan losses follows:

(in thousands)	2004	2003	2002	2001	2000
Balance at beginning of year	$21,426	$28,504	$48,635	$40,627	$27,113
Charge-offs:
Commercial, financial, and agricultural	(2,040)	(1,189)	(19,063)	(15,912)	(5,081)
Real estate-mortgage	(1,164)	(1,878)	(7,360)	(3,379)	(1,703)
Installment loans to individuals	(2,071)	(3,076)	(4,814)	(7,071)	(7,839)
Overdraft deposit accounts	(2,614)	(1,680)	—	—	—

Totals	(7,889)	(7,823)	(31,237)	(26,362)	(14,623)
Recoveries:
Commercial, financial, and agricultural	1,809	3,244	5,671	2,144	890
Real estate-mortgage	576	1,811	1,849	513	179
Installment loans to individuals	792	1,300	1,786	1,586	1,588
Overdraft deposit accounts	1,101	590	—	—	—

Totals	4,278	6,945	9,306	4,243	2,657

Net charge-offs	(3,611)	(878)	(21,931)	(22,119)	(11,966)
(Recovery of) provision for loan losses	—	(6,200)	1,800	32,178	25,480
Balance of sold institution	—	—	—	(2,051)	—

Balance at end of year	$17,815	$21,426	$28,504	$48,635	$40,627

As a Percent of Average Total Loans
Net charge-offs	0.27%	0.07%	1.75%	1.26%	0.61%
(Recovery of) provision for loan losses	—	(0.51)	0.14	1.83	1.29
As a Percent of Nonperforming and Potential Problem Loans
Allowance for loan losses	487.28%	528.78%	948.24%	164.54%	199.88%

TABLE SEVEN

NON-ACCRUAL, PAST-DUE AND RESTRUCTURED LOANS

Nonperforming assets at December 31 follows:

(in thousands)	2004	2003	2002	2001	2000
Non-accrual loans	$2,147	$2,140	$2,126	$25,957	$16,676
Accruing loans past due 90 days or more	677	1,195	880	3,434	3,350
Previously securitized loans past due 90 days or more	832	717	—	—	—
Restructured loans	—	—	—	167	300

	$3,656	$4,052	$3,006	$29,558	$20,326

During 2003 and 2002, the Company recognized approximately $0.1 million and $0.4 million, respectively, of interest income received in cash on non-accrual and restructured loans, with no such interest income recognized during 2004. Approximately $0.1 million, $0.2 million and $0.6 million of interest income would have been recognized during 2004, 2003 and 2002, respectively, if such loans had been current in accordance with their original terms. There were no commitments to provide additional funds on non-accrual, restructured, or other potential problem loans at December 31, 2004 and 2003.

Interest on loans is accrued and credited to operations based upon the principal amount outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest unless the loan is well collateralized and in the process of collection. When interest accruals are discontinued, interest credited to income in the current year that is unpaid and deemed uncollectible is charged to operations. Prior-year interest accruals that are unpaid and deemed uncollectible are charged to the allowance for loan losses, provided that such amounts were specifically reserved.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

TABLE EIGHT

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

A summary of the allocation of the allowance for loan losses by loan type at December 31 follows:

	2004		2003		2002		2001		2000
(dollars in thousands)	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
Commercial, financial and agricultural	$10,655	35%	$13,554	33%	$17,039	32%	$32,428	31%	$23,240	32%
Real estate-mortgage	3,151	62	2,874	61	7,363	57	9,493	52	5,546	49
Installment loans to individuals	2,552	3	3,558	6	4,102	11	6,714	17	11,841	19
Overdraft deposit accounts	1,457	—	1,440	—	—	—	—	—	—	—

	$17,815	100%	$21,426	100%	$28,504	100%	$48,635	100%	$40,627	100%

RETAINED INTERESTS AND PREVIOUSLY SECURITIZED LOANS

Overview: Between 1997 and 1999, the Company completed six securitization transactions involving approximately $759.8 million of fixed rate, junior lien mortgage loans. The Company retained a financial interest in the securitizations comprised of: (1) the excess interest collected on the underlying collateral loans over the interest paid to third-party investors and administrative fees and (2) overcollateralization, or the excess principal balance of the underlying collateral loans over the principal balances payable to the third-party investors. Neither the outstanding balance of the collateral loans nor the outstanding principal owed to investors is included in the Company’s Consolidated Balance Sheets. Principal amounts owed to investors in the securitizations are evidenced by securities (“Notes”). The Notes were subject to redemption, in whole but not in part, at the option of the Company, as owner of the retained interests, or at the option of the Note insurer, on or after the date on which the related Note balance had declined to 5% or less of the original Note balance. Once the Notes were redeemed, the Company became the beneficial owner of the mortgage loans and recorded the loans as assets of the Company within the loan portfolio. During 2004 and 2003, the Notes outstanding on each of the Company’s six securitizations declined below the 5% threshold and the Company exercised its early redemption option on each of those securitizations. The Company redeemed four of these securitizations during 2003 and two during 2004.

Retained Interests: The value of the retained interests was determined using cash flow modeling techniques that incorporated key assumptions related to default, prepayment, and discount rates. Using these assumptions, the Company forecasted the amount and timing of future cash flows that it expected to receive based on the then current outstanding balance of collateral loans and amounts owed to investors. As of December 31, 2003, the Company reported retained interests in its securitizations of approximately $34.3 million. At December 31, 2004 the Company had no retained interests as all prior securitizations had been redeemed.

Interest income on retained interests was recognized over the life of the retained interest using the effective yield method. Using the effective yield approach, the Company recognized $0.8 million, $12.5 million, and $12.4 million of interest income in 2004, 2003, and 2002, respectively. Comparatively, the Company received cash from the retained interests of $6.1 million and $2.7 million in 2003 and 2002, respectively, with no cash received during 2004.

Previously Securitized Loans: As the Company redeemed the outstanding Notes, no gain or loss was recognized in the Company’s financial statements and the remaining mortgage loans were recorded in the Company’s loan portfolio, classified as “previously securitized loans,” at the lower of

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

carrying value or fair value. Because the carrying value of the mortgage loans incorporated assumptions for expected prepayment and default rates, the carrying value of the loans was generally less than the actual outstanding balance of the loans. As of December 31, 2004 and 2003, the Company reported a carrying value of previously securitized loans of $58.4 million and $58.8 million, respectively, while the actual outstanding balance of these loans was $75.0 million and $70.1 million, respectively. The amount outstanding increased due to the Company’s redemption of $12.6 million from the 1999-1 and 1998-1 securitization pools that were partially offset by subsequent collections of the outstanding balances of redeemed securitizations. The previously securitized loans are accounted for in accordance with Practice Bulletin 6, Amortization of Discounts of Certain Acquired Loans, as further discussed in Note One of Notes to Consolidated Financial Statements, beginning on page 32 of this Annual Report to Shareholders. The difference (“the discount”) between the carrying value and actual outstanding balance of previously securitized loans of $16.6 million at December 31, 2004, is accreted into interest income over the remaining life of the loans. Through December 31, 2004, net credit losses on previously securitized loans were recorded against this discount and, therefore, impacted the yield earned on these assets as they were realized. Effective January 1, 2005, the Company adopted the provisions of SOP 03-3 as required. In accordance with SOP 03-3, if the discounted present value of estimated future cash flows declines below the recorded value of previously securitized loans, an impairment charge would be provided through the Company’s provision and allowance for loan losses in the period the impairment is determined.

During 2004 and 2003, the Company recognized $13.7 million and $4.5 million, respectively, of interest income on its previously securitized loans. Cash receipts for 2004 and 2003 are summarized in the following table:

(in thousands)	2004	2003
Principal receipts	$49,129	$13,243
Interest income receipts	12,412	3,143

Total cash receipts	$61,541	$16,386

Key assumptions used in estimating the fair value of the Company’s retained interests and previously securitized loans as of December 31, 2004 and 2003, were as follows:

	December 31
	2004	2003
Prepayment speed (CPR):
Through May 2004	—	35%
From June 2004 – May 2005	40%	30%
From June 2005 – May 2006	30%	26%
After May 2006	20%	20%

Weighted-average cumulative defaults	12.37%	12.44%
Weighted-average discount rate	N/A	14.00%

The projected cumulative default rate is computed using actual loan defaults experienced life-to-date plus forecasted loan defaults projected over the remaining expected life of the loans.

Summary: The following table summarizes the activity within the reported balance of retained interests and previously securitized loans during 2004 and 2003 and illustrates the impact on these balances of converting the retained interest asset to loans:

(in thousands)	Retained Interests	Previously Securitized Loans
Balance at December 31, 2002	$80,923	$—
Increase in value resulting from interest	12,446	—
Cash received on retained interests	(6,078)	—
Reclassification due to redemption of outstanding Notes	(52,971)	52,971
Cash remitted to Noteholders in redemption of outstanding Notes	—	17,654
Principal payments on mortgage loans received from borrowers	—	(13,243)
Discount accretion	—	1,406

Balance at December 31, 2003	$34,320	$58,788
Increase in value resulting from interest	802	—
Reclassification due to redemption of outstanding Notes	(35,122)	35,122
Cash remitted to Noteholders in redemption of outstanding Notes	—	12,560
Principal payments on mortgage loans received from borrowers	—	(49,129)
Discount accretion	—	1,095

Balance at December 31, 2004	$—	$58,436

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

CERTIFICATES OF DEPOSIT

Scheduled maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2004, are summarized in Table Nine. The Company has time certificates of deposit of $100,000 or more totaling $128.9 million. These deposits are primarily small retail depositors of the bank as demonstrated by the average balance of time certificates of deposit of $100,000 or more being less than $130,000.

TABLE NINE

MATURITY DISTRIBUTION OF CERTIFICATES OF DEPOSIT OF $100,000 OR MORE

(in thousands)	Amounts	Percentage
Three months or less	$21,949	17%
Over three months through six months	13,027	10
Over six months through twelve months	14,078	11
Over twelve months	79,837	62

Total	$128,891	100%

CONTRACTUAL OBLIGATIONS

The Company has various financial obligations that may require future cash payments according to the terms of the obligations. Demand, both noninterest- and interest-bearing, and savings deposits are, generally, payable immediately upon demand at the request of the customer. Therefore, the contractual maturity of these obligations is presented in the following table as “less than one year.” Time deposits, typically CDs, are customer deposits that are evidenced by an agreement between the Company and the customer that specify stated maturity dates and early withdrawals by the customer are subject to penalties assessed by the Company. Short-term borrowings and long-term debt represent borrowings of the Company and have stated maturity dates. The Company is not a party to any material capital or operating leases as of December 31, 2004. The composition of the Company’s contractual obligations as of December 31, 2004 is presented in the following table:

TABLE TEN

CONTRACTUAL OBLIGATIONS

	Contractual Maturity in
(in thousands)	Less than One Year	Between One and Three Years	Between Three and Five Years	Greater than Five Years	Total
Noninterest-bearing demand deposits	$319,425	$—	$—	$—	$319,425
Interest-bearing demand deposits (1)	413,996	—	—	—	413,996
Savings deposits (1)	282,972	—	—	—	282,972
Time deposits (1)	331,217	231,486	148,303	15	711,021
Short-term borrowings (1)	147,305	—	—	—	147,305
Long-term debt (1)	6,328	95,966	41,518	29,282	173,094

Total Contractual Obligations	$1,501,243	$327,452	$189,821	$29,297	$2,047,813

(1)	– Includes interest on both fixed- and variable-rate obligations. The interest associated with variable-rate obligations is based upon interest rates in effect at December 31, 2004. The contractual amounts to be paid on variable-rate obligations are affected by market interest rates that could materially affect the contractual amounts to be paid.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

OFF –BALANCE SHEET ARRANGEMENTS

The Company has entered into certain agreements and transactions with unconsolidated entities that represent off-balance sheet arrangements that have had a significant impact on the Company’s financial statements and could have a significant impact in future periods. Most notably, as part of the Company’s loan securitization program in prior years, the Company created six securitization trusts that purchased loans from the Company and issued securities (“notes”) to third-party investors in the trusts. Because the trusts were structured as qualifying special purpose entities, the trusts, including the loans owned by the trusts and the notes issued by the trusts, are not included in the Company’s consolidated financial statements. However, as fully disclosed under the caption Retained Interests and Previously Securitized Loans and in Note Six of Notes to Consolidated Financial Statements, the Company retained a financial interest in the trusts, resulting in interest income reported in the Company’s Consolidated Statements of Income. As of December 31, 2004, the notes outstanding on the original six trusts have been fully redeemed and the remaining loan balances from the trusts are recorded in the Company’s Consolidated Balance Sheets.

As disclosed in Note Fifteen of Notes to Consolidated Financial Statements, the Company has also entered into agreements to extend credit or provide conditional payments pursuant to standby and commercial letters of credit. While the outstanding commitment obligation is not recorded in the Company’s financial statements, the estimated fair value, which is not material to the Company’s financial statements, of the standby letters of credit is recorded in the Company’s Consolidated Balance Sheets as of December 31, 2004.

CAPITAL RESOURCES

During 2004, Shareholders’ Equity increased $25.4 million, or 13.3%, from $190.7 million at December 31, 2003, to $216.1 million at December 31, 2004. This increase was primarily due to reported net income of $46.3 million for 2004, which was partially offset by cash dividends declared during the year of $14.6 million, common stock purchases of $5.9 million, and a $2.5 million reduction in accumulated other comprehensive income.

As previously disclosed, the Company has authorization to purchase up to 1,000,000 shares of the Company’s common stock in open market transactions, block transactions, private transactions, or otherwise at such times and prices as determined appropriate by management. During 2004, the Company acquired 197,040 shares of its common stock at an average price of $29.72 per share. Since the repurchase program was adopted in July 2002, the Company has purchased 617,740 shares of its common stock. However, there can be no assurance that the Company will continue to reacquire its common shares or to what extent the repurchase program will be successful.

The $2.5 million reduction in accumulated other comprehensive income was primarily attributable to a $2.5 million, net of tax, unrealized loss on the Company’s available for sale investment securities (see Note Four of Notes to Consolidated Financial Statements).

During 2003, Shareholders’ Equity increased $25.3 million, or 15.3%, from $165.4 million at December 31, 2002 to $190.7 million at December 31, 2003. This increase was due to reported net income of $43.7 million for 2003, which was partially offset by cash dividends declared during the year of $13.3 million, common stock purchases of $3.3 million, and a $3.0 million reduction in accumulated other comprehensive income.

Regulatory guidelines require the Company to maintain a minimum total capital to risk-adjusted assets ratio of 8%, with at least one-half of capital consisting of tangible common shareholders’ equity and a minimum Tier I leverage ratio of 4%. Similarly, City National is also required to maintain minimum capital levels as set forth by various regulatory agencies. Under capital adequacy guidelines, City National is required to maintain minimum total capital, Tier I capital, and leverage ratios of 8.00%, 4.00%, and 4.00%, respectively. To be classified as “well capitalized,” City National must maintain total capital, Tier I capital, and leverage ratios of 10.00%, 6.00%, and 5.00%, respectively.

The Capital Securities issued by City Holding Capital Trust (“Trust I”) qualify as regulatory capital for the Company under guidelines established by the Federal Reserve Board. The Company’s regulatory capital ratios remained strong for both City Holding and City National as of December 31, 2004, as illustrated in the following table:

	Minimum	Well- Capitalized	Actual December 31

			2004	2003
City Holding:
Total	8.00%	10.00%	16.64%	13.17%
Tier I Risk-based	4.00	6.00	15.47	11.93
Tier I Leverage	4.00	5.00	10.74	10.04

City National:
Total	8.00%	10.00%	14.49%	11.95%
Tier I Risk-based	4.00	6.00	13.32	10.72
Tier I Leverage	4.00	5.00	9.25	9.19

In May 2004, the Federal Reserve Board proposed a rule that would continue to allow the inclusion of trust preferred securities issued by unconsolidated subsidiary trusts in Tier 1 capital, but with stricter limits. Under the proposal, after a three-year transition period, the aggregate amount of trust preferred securities and certain other capital elements would be limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

capital, subject to restrictions. Based on the proposed rule, the Company expects to include all of its $28.0 million in trust preferred securities in Tier 1 capital. However, the provisions of the final rule could significantly differ from the proposed rule and there can be no assurance that the Federal Reserve Board will not further limit the amount of trust preferred securities permitted to be included in Tier 1 capital for regulatory capital purposes. The trust preferred securities could be redeemed without penalty if they were no longer permitted to be included in Tier 1 capital.

LEGAL ISSUES

On December 31, 2001, the Company, its previous management team, and members of the Boards of Directors of both the Company and City National (the “defendants”) were named in a derivative action filed by a shareholder seeking to recover damages on behalf of the Company. In January 2004, the Company announced that a tentative settlement had been reached in this litigation. Subsequently, the Circuit Court of Kanawha County, West Virginia, approved the settlement and the Company received insurance proceeds of approximately $5.5 million or $0.19 diluted earnings per share, net of tax, in April 2004.

In addition, the Company and City National are engaged in various legal actions in the ordinary course of business. As these legal actions are resolved, the Company or City National could realize positive and/or negative impact to its financial performance in the period in which these legal actions are ultimately decided. There can be no assurance that current actions will have immaterial results, either positive or negative, or that no material actions will be presented in the future.

RECENT ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Note One, “Recent Accounting Pronouncements,” of Notes to Consolidated Financial Statements discusses recently issued new accounting pronouncements and their expected impact on the Company’s consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements that are included pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could cause the Company’s actual results to differ from those projected in the forward-looking information. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality, (2) the Company may not continue to experience significant recoveries of previously charged-off loans and the Company may incur increased charge-offs in the future, (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses, (4) the Company could have adverse legal actions of a material nature, (5) the Company may face competitive loss of customers, (6) the Company may be unable to manage its expense levels, (7) the Company may have difficulty retaining key employees, (8) changes in the interest rate environment may have results on the Company’s operations materially different from those anticipated by the Company’s market risk management functions, (9) changes in general economic conditions and increased competition could adversely affect the Company’s operating results, (10) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company’s operating results, and (11) the Company may experience difficulties growing loan and deposit balances. Forward-looking statements made herein reflect management’s expectations as of the date such statements are made. Such information is provided to assist shareholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

REPORT ON MANAGEMENT’S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of City Holding Company is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements of City Holding Company have been prepared in accordance with U.S. generally accepted accounting principles and, as such, include some amounts that are based on the best estimates and judgments of management.

The management of City Holding Company is responsible for establishing and maintaining adequate internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in conformity with U.S. generally accepted accounting principles. The system of internal control over financial reporting is evaluated for effectiveness by management and tested for reliability through a program of internal audits with actions taken to correct potential deficiencies as they are identified. Because of inherent limitations in any internal control system, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, internal control effectiveness may vary over time.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 based upon the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on our assessment, management has concluded that, as of December 31, 2004, the Company’s internal control over financial reporting is effective based on those criteria. Ernst & Young, LLP, the Company’s independent registered public accounting firm, has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. This report appears on page 24.

February 23, 2005

/s/ CHARLES R. HAGEBOECK	/s/ DAVID L. BUMGARNER
Charles R. Hageboeck	David L. Bumgarner
President and Chief Executive Officer	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Audit Committee of the Board of Directors and the

Shareholders of City Holding Company

We have audited management’s assessment, included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting, that City Holding Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). City Holding Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment about the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that City Holding Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, City Holding Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004 of City Holding Company and our report dated February 23, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Charleston, West Virginia

February 23, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

Audit Committee of the Board of Directors and the

Shareholders of City Holding Company

We have audited the accompanying consolidated balance sheets of City Holding Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of City Holding Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of City Holding Company and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of City Holding Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Charleston, West Virginia

February 23, 2005

CONSOLIDATED BALANCE SHEETS

CITY HOLDING COMPANY AND SUBSIDIARIES

	December 31
(in thousands)	2004	2003
Assets
Cash and due from banks	$52,854	$58,216
Interest-bearing deposits in depository institutions	3,230	5,122

Cash and Cash Equivalents	56,084	63,338
Investment securities available-for-sale, at fair value	620,034	645,663
Investment securities held-to-maturity, at amortized cost (approximate fair value at December 31, 2004 and 2003 - $64,476 and $63,667, respectively)	59,740	59,298

Total Investment Securities	679,774	704,961

Loans:
Residential real estate	469,458	446,134
Home equity	308,173	282,481
Commercial real estate	400,801	351,284
Other commercial	71,311	76,167
Installment	18,145	33,651
Indirect	10,324	24,707
Credit card	18,126	18,979
Previously securitized loans	58,436	58,788

Gross Loans	1,354,774	1,292,191
Allowance for loan losses	(17,815)	(21,426)

Net Loans	1,336,959	1,270,765
Retained interests	—	34,320
Bank-owned life insurance	50,845	49,214
Premises and equipment	34,607	35,338
Accrued interest receivable	9,868	10,216
Net deferred tax assets	27,025	29,339
Other assets	18,068	16,939

Total Assets	$2,213,230	$2,214,430

Liabilities
Deposits:
Noninterest-bearing	$319,425	$309,706
Interest-bearing:
Demand deposits	411,127	393,443
Savings deposits	281,466	278,117
Time deposits	660,705	655,496

Total Deposits	1,672,723	1,636,762
Short-term borrowings	145,183	168,403
Long-term debt	148,836	190,836
Other liabilities	30,408	27,739

Total Liabilities	1,997,150	2,023,740
Shareholders’ Equity
Preferred stock, par value $25 per share: 500,000 shares authorized; none issued	—	—
Common stock, par value $2.50 per share: 50,000,000 shares authorized; 16,919,248 shares issued and outstanding at December 31, 2004 and 2003, respectively, including 331,191 and 274,881 shares in treasury	42,298	42,298
Capital surplus	55,512	57,364
Retained earnings	128,175	96,460
Cost of common stock in treasury	(8,761)	(6,803)
Accumulated other comprehensive income:
Unrealized gain on securities available-for-sale	1,281	3,762
Underfunded pension liability	(2,425)	(2,391)

Total Accumulated Other Comprehensive Income	(1,144)	1,371

Total Shareholders’ Equity	216,080	190,690

Total Liabilities and Shareholders’ Equity	$2,213,230	$2,214,430

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

CITY HOLDING COMPANY AND SUBSIDIARIES

	Year Ended December 31
(in thousands, except per share data)	2004	2003	2002
Interest Income
Interest and fees on loans	$86,099	$81,296	$93,380
Interest on investment securities:
Taxable	30,110	21,267	19,871
Tax-exempt	1,809	2,112	2,701
Interest on retained interests	808	12,465	12,427
Interest on deposits in depository institutions	52	114	—
Interest on federal funds sold	3	36	586

Total Interest Income	118,881	117,290	128,965
Interest Expense
Interest on deposits	23,207	22,537	29,350
Interest on short-term borrowings	1,082	792	2,765
Interest on long-term debt	7,582	8,456	10,184

Total Interest Expense	31,871	31,785	42,299

Net Interest Income	87,010	85,505	86,666
(Recovery of) provision for loan losses	—	(6,200)	1,800

Net Interest Income After (Recovery of) Provision for Loan Losses	87,010	91,705	84,866
Noninterest Income
Investment securities gains (losses)	1,173	(148)	1,459
Service charges	32,609	28,422	23,500
Insurance commissions	2,733	2,467	1,884
Trust fee income	2,026	1,575	1,334
Bank-owned life insurance	2,931	1,320	628
Net proceeds from litigation settlements	5,453	1,600	—
Other income	3,111	3,502	4,720

Total Noninterest Income	50,036	38,738	33,525
Noninterest Expense
Salaries and employee benefits	34,245	31,070	31,915
Occupancy and equipment	5,984	6,015	6,655
Depreciation	3,932	4,411	5,749
Professional fees and litigation expense	3,265	2,879	2,857
Postage, delivery, and statement mailings	2,474	2,646	3,192
Advertising	2,366	2,340	2,568
Telecommunications	1,820	1,874	2,404
Insurance and regulatory	1,323	1,266	1,656
Office supplies	1,048	1,428	1,557
Repossessed asset (gains) losses and expenses	(77)	(691)	664
Loss on early extinguishment of debt	263	2,388	—
Other expenses	9,690	8,872	9,993

Total Noninterest Expense	66,333	64,498	69,210

Income Before Income Taxes	70,713	65,945	49,181
Income tax expense	24,369	22,251	16,722

Net Income	$46,344	$43,694	$32,459

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

	Year Ended December 31
(in thousands, except per share data)	2004	2003	2002
Basic earnings per common share	$2.79	$2.63	$1.93

Diluted earnings per common share	$2.75	$2.58	$1.90

Dividends declared per common share	$0.88	$0.80	$0.45

Average common shares outstanding:
Basic	16,632	16,634	16,809

Diluted	16,882	16,947	17,072

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

CITY HOLDING COMPANY AND SUBSIDIARIES

(in thousands)	Common Stock (Par Value)	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders’ Equity
Balances at December 31, 2001	$42,232	$59,174	$41,152	$3,927	$(136)	$146,349

Comprehensive income:
Net income	—	—	32,459	—	—	32,459
Other comprehensive income, net of deferred income tax expense of $326:
Unrealized gain on securities of $2,101, net of reclassification adjustments for gains included in net income of $68	—	—	—	2,033	—	2,033
Underfunded pension liability of $2,573, net of tax	—	—	—	(1,544)	—	(1,544)

Total comprehensive income						32,948
Cash dividends declared ($0.45 per share)	—	—	(7,535)	—	—	(7,535)
Exercise of 72,151 stock options	66	(145)	—	—	1,183	1,104
Purchase of 302,400 common shares for treasury	—	—	—	—	(7,473)	(7,473)

Balances at December 31, 2002	42,298	59,029	66,076	4,416	(6,426)	165,393

Comprehensive income:
Net income	—	—	43,694	—	—	43,694
Other comprehensive loss, net of deferred income tax benefit of $2,030:
Unrealized loss on securities of $2,549, net of reclassification adjustments for losses included in net income of $346	—	—	—	(2,198)	—	(2,198)
Increase in underfunded pension liability of $1,411, net of tax	—	—	—	(847)	—	(847)

Total comprehensive income						40,649
Cash dividends declared ($0.80 per share)	—	—	(13,310)	—	—	(13,310)
Exercise of 104,982 stock options	—	(1,665)	—	—	2,881	1,216
Purchase of 118,300 common shares for treasury	—	—	—	—	(3,258)	(3,258)

Balances at December 31, 2003	42,298	57,364	96,460	1,371	(6,803)	190,690

Comprehensive income:
Net income	—	—	46,344	—	—	46,344
Other comprehensive loss, net of deferred income tax benefit of $1,678:
Unrealized loss on securities of $3,169, net of reclassification adjustments for losses included in net income of $688	—	—	—	(2,481)	—	(2,481)
Increase in underfunded pension liability of $57, net of tax	—	—	—	(34)	—	(34)

Total comprehensive income						43,829
Cash dividends declared ($0.88 per share)	—	—	(14,629)	—	—	(14,629)
Exercise of 140,730 stock options	—	(1,852)	—	—	3,900	2,048
Purchase of 197,040 common shares for treasury	—	—	—	—	(5,858)	(5,858)

Balances at December 31, 2004	$42,298	$55,512	$128,175	$(1,144)	$(8,761)	$216,080

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

CITY HOLDING COMPANY AND SUBSIDIARIES

	Year Ended December 31
(in thousands)	2004	2003	2002
Operating Activities
Net income	$46,344	$43,694	$32,459
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and accretion	1,572	2,053	1,621
Depreciation of premises and equipment	3,932	4,411	5,749
(Recovery of) provision for loan losses	—	(6,200)	1,800
Loss on early extinguishments of debt	263	2,246	—
Deferred income tax expense	3,990	8,591	11,214
Net periodic pension benefit	—	(156)	(322)
Proceeds from loans sold	—	—	2,929
Realized gains on loans sold	—	—	(445)
Increase in retained interests	(802)	(6,368)	(9,652)
Increase in value of bank-owned life insurance	(2,931)	(1,320)	(628)
Proceeds from bank-owned life insurance	846	—	—
Realized investment securities (gains) losses	(1,173)	148	(1,459)
Decrease in accrued interest receivable	348	954	1,157
(Increase) decrease in other assets	(792)	(575)	4,739
Increase (decrease) in other liabilities	2,293	(5,266)	2,901

Net Cash Provided by Operating Activities	53,890	42,212	52,063

Investing Activities
Proceeds from maturities and calls of securities held to maturity	4,963	13,714	4,994
Purchases of securities held-to-maturity	(5,701)	(1,072)	(40,783)
Proceeds from sale of money market and mutual fund available-for-sale securities	819,800	801,500	345,000
Purchases of money market and mutual fund available-for-sale securities	(747,500)	(771,200)	(460,000)
Proceeds from sales of securities available-for-sale	11,034	32,137	3,052
Proceeds from maturities and calls of securities available-for-sale	152,114	215,734	165,014
Purchases of securities available-for-sale	(215,098)	(485,219)	(148,709)
Net (increase) decrease in loans	(17,417)	(16,647)	147,121
Redemption of asset-backed notes	(12,560)	(17,654)	—
Investment in bank-owned life insurance	—	(35,000)	—
Purchases of premises and equipment	(3,201)	(1,947)	(373)

Net Cash (Used in) Provided by Investing Activities	(13,566)	(265,654)	15,316

Financing Activities
Net increase (decrease) in noninterest-bearing deposits	9,719	28,416	(3,359)
Net increase (decrease) in interest-bearing deposits	26,242	43,766	(123,356)
Net (decrease) increase in short-term borrowings	(78,220)	21,466	19,733
Proceeds from long-term debt	35,000	145,836	10,000
Repayment of long-term debt	(22,200)	(10,000)	—
Redemption of trust-preferred securities	—	(57,500)	—
Purchases of treasury stock	(5,858)	(3,258)	(7,473)
Exercise of stock options	2,048	1,216	1,104
Dividends paid	(14,309)	(12,480)	(5,037)

Net Cash (Used in) Provided by Financing Activities	(47,578)	157,462	(108,388)
Decrease in Cash and Cash Equivalents	(7,254)	(65,980)	(41,009)
Cash and cash equivalents at beginning of year	63,338	129,318	170,327

Cash and Cash Equivalents at End of Year	$56,084	$63,338	$129,318

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE ONE

SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Summary of Significant Accounting and Reporting Policies: The accounting and reporting policies of City Holding Company and its subsidiaries (the “Company”) conform with U. S. generally accepted accounting principles and require management to make estimates and develop assumptions that affect the amounts reported in the financial statements and related footnotes. Actual results could differ from management’s estimates. The following is a summary of the more significant policies.

Principles of Consolidation: The consolidated financial statements include the accounts of City Holding Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Description of Principal Markets and Services: The Company is a bank holding company headquartered in Charleston, West Virginia, and conducts its principal activities through its wholly-owned subsidiary, City National Bank of West Virginia (“City National”). City National is a retail and consumer-oriented community bank with 56 offices in West Virginia and Ohio. Principal activities include providing deposit, credit, trust, and insurance related products and services. The Company conducts its business activities through one reportable business segment - community banking.

Cash and Due from Banks: The Company considers cash, due from banks, and interest-bearing federal deposits in depository institutions as cash and cash equivalents.

Securities: Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities to maturity, they are classified as investment securities held-to-maturity and are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as investment securities available-for-sale along with the Company’s investment in equity securities. Securities available-for-sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in comprehensive income. Securities classified as available-for-sale include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other factors.

The specific identification method is used to determine the cost basis of securities sold.

Loans: Loans, excluding previously securitized loans, which are discussed separately below, are reported at the principal amount outstanding, net of unearned income.

Interest income on loans is accrued and credited to operations based upon the principal amount outstanding, using methods that generally result in level rates of return. Loan origination fees, and certain direct costs, are deferred and amortized as an adjustment to the yield over the term of the loan. The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. Other indicators considered for placing a loan on non-accrual status include the borrower’s involvement in bankruptcies, foreclosures, repossessions, litigation and any other situation resulting in doubt as to whether full collection of contractual principal and interest is attainable. When interest accruals are discontinued, unpaid interest recognized in income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and related accrued interest, and the loan is in process of collection.

Interest income during the period the loan is non-performing is recorded on a cash basis after recovery of principal is reasonably assured. Cash payments received on nonperforming loans are typically applied directly against the outstanding principal balance until the loan is fully repaid. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Residential and home equity loans are generally subject to charge-off when the loan becomes 120 days past due, depending on the estimated fair value of the collateral less cost to dispose, versus the outstanding loan balance. Unsecured commercial loans are generally charged off when the loan becomes 120 days past due. Secured commercial loans are generally evaluated for charge-off when the loan becomes 180 days past due. Closed-end consumer loans are generally charged off when the loan becomes 120 days past due and open-end consumer loans are generally charged off when the loan becomes 180 days past due.

Retained Interests: When the Company sold certain receivables in securitizations of high loan-to-value loans, it retained a financial interest in the securitizations. The financial interest, or retained interest, was comprised of the estimated fair value of two components: (1) the excess cash flows

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

between interest collected on the underlying collateral loans minus interest paid to third-party investors plus fees paid for servicing, insurance, and trustee costs, and (2) over-collateralization. Gains recognized on the sale of the receivables were based in part on the previous carrying amount of the loans sold, allocated between the assets sold and the retained interests based on their relative fair values at the date of the sale. Because quoted market prices were not readily available for retained interests, the Company estimated their fair values using cash flow modeling techniques that incorporated management’s best estimates of key assumptions—loan default rates, loan prepayment rates, and discount rates commensurate with the risks involved.

The Company recognized the excess cash flows attributable to the retained interests over the carrying value of the retained interests as interest income over the life of the retained interests using the effective yield method. The Company updated the estimate of future cash flows on a quarterly basis. If upon evaluation there was a favorable change in estimated cash flows from the cash flows previously projected, the Company recalculated the amount of accretable yield and accounted for the change prospectively with the amount of accretion adjusted over the remaining life of the retained interests. Conversely, if upon evaluation there was an adverse change in either the amount or timing of the estimated future cash flows, an other-than-temporary impairment loss was recorded in the Company’s Consolidated Statements of Income and the accretable yield was negatively adjusted.

Previously Securitized Loans: Amounts reported in the Consolidated Balance Sheets as “previously securitized loans” represent the carrying value of loans beneficially owned by the Company as a result of having fully redeemed the obligations owed to investors (“notes”) in certain of the Company’s securitization transactions. The loans were recorded at their carrying values, which were comprised of the carrying value of the related retained interest asset underlying the securitization plus amounts remitted by the Company to the noteholders to redeem the notes. Because the carrying value of the retained interests incorporated assumptions with regard to expected prepayment and default rates on the loans and also considered the expected timing and amount of cash flows to be received by the Company, the carrying value of the retained interests and the carrying value of the loans was less than the actual outstanding balance of the loans. However, no gain or loss was recognized in the Company’s financial statements upon recording the loans into the Company’s loan portfolio and, as a result, the loans are recorded at a discount to their actual outstanding balances.

In accordance with Practice Bulletin 6, Amortization of Discounts of Certain Acquired Loans, issued by the Accounting Standards Executive Committee, the Company is accounting for the difference between the carrying value and the outstanding balance of these loans as an adjustment of the yield earned on these loans over their remaining lives. The discount is accreted to income over the period during which payments are probable of collection and are reasonably estimable. Additionally, the collectibility of previously securitized loans is evaluated over the remaining lives of the loans. If, upon evaluation, the estimate of the total probable collections is increased or decreased but is still greater than the sum of the original carrying amount less subsequent collections plus the discount accreted to date, and it is probable that collection will occur, the amount of the discount to be accreted is adjusted accordingly and the amount of periodic accretion is adjusted over the remaining lives of the loans. If, upon evaluation, the estimate of amounts probable of collection is reduced and it is less than the original carrying value less collections plus the discount accreted to date, accretion would cease and an allowance for uncollectibility would be provided for through the allowance and provision for loan losses.

The Company adopted Statement of Position 03-3, issued by the Accounting Standards Executive Committee, to determine the collectibility of previously securitized loans effective January 1, 2005 (see Recent Accounting Pronouncements). If upon evaluation of estimated collections and collections to date, the estimated total amount of collections is reduced below the original value of the loans, then the loans should be considered impaired for further evaluation. The Company did not note any impairment issues from the adoption of this Statement of Position. The Company continues to account for the discount in accordance with Practice Bulletin 6 noted above.

Allowance for Loan Losses: The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses in the loan portfolio. Management’s determination of the adequacy of the allowance for loan losses is based upon an evaluation of individual credits in the loan portfolio, historical loan loss experience, current economic conditions, and other relevant factors. This determination is inherently subjective, as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses related to loans considered to be impaired is generally evaluated based on the discounted cash flows using the impaired loan’s initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Loan losses are charged off against the allowance and recoveries of amounts previously charged are credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of the adequacy of the allowance after considering factors noted above, among others.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

In assessing the adequacy of its allowance for loan losses, the Company stratifies the loan portfolio into seven major groupings, including commercial real estate, other commercial, residential real estate, home equity, and others. Historical loss rates, as adjusted, are applied against the then outstanding balance of loans in each classification to estimate probable losses inherent in each segment of the portfolio. Historical loss rates are adjusted using a systematic, weighted probability analysis of potential risk factors that could result in actual losses deviating from prior loss experience. Risk factors considered by the Company in completing this analysis include: (1) unemployment and economic trends in the Company’s markets, (2) concentrations of credit, if any, within any industries, (3) trends in loan growth, loan mix, delinquencies, losses or credit impairment, (4) adherence to lending policies and others. Each risk factor is assigned a rating of low, moderate/increasing, or high based on the Company’s assessment of the risk to loss associated with each factor. Each risk factor is then weighted to consider probability of occurrence.

Additionally, all loans within the portfolio are subject to internal risk grading. Risk grades are generally assigned by the primary lending officer and are periodically evaluated by the Company’s internal loan review process. Based on an individual loan’s risk grade, estimated loss percentages are applied to the outstanding balance of the loan to determine the amount of probable loss.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred, while improvements that extend the useful life of premises and equipment are capitalized and depreciated over the estimated remaining life of the asset.

Goodwill and Other Intangible Assets: Goodwill is the excess of the cost of an acquisition over the fair value of tangible and intangible assets. Goodwill is not amortized. Intangible assets with determinable useful lives, such as core deposits, are amortized over their estimated useful lives.

The Company performs an annual review for impairment in the recorded value of goodwill and indefinite lived intangible assets. Goodwill is tested for impairment between the annual tests if an event occurs or circumstances change that more than likely reduce the fair value of a reporting unit below its carrying value. An indefinite-lived intangible asset is tested for impairment between the annual tests if an event occurs or circumstances change indicating that the asset might be impaired.

Income Taxes: The consolidated provision for income taxes is based upon reported income and expense. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities. The Company files a consolidated income tax return. The respective subsidiaries generally provide for income taxes on a separate return basis and remit amounts determined to be currently payable to the Parent Company.

Advertising Costs: Advertising costs are expensed as incurred.

Stock-Based Compensation: The Company has elected to account for its employee stock options using the intrinsic value method. Because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The alternative fair value method of accounting for stock-based compensation (see Recent Accounting Pronouncements) requires the use of option valuation models, such as the Black-Scholes model for use in valuing employee stock options.

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for the options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Risk-free interest rate	3.16%	2.90%	4.34%
Expected dividend yield	2.95%	2.86%	2.50%
Volatility factor	0.406	0.430	0.437
Expected life of option	5 years	5 years	5 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options’ vesting period. Pro forma net income, basic earnings per share, and diluted earnings per share for the years ended December 31, 2004, 2003, and 2002 were:

(in thousands)	2004	2003	2002
Net income, as reported	$46,344	$43,694	$32,459
Pro forma stock-based employee compensation expense, net of tax	(748)	(1,213)	(893)

Net income, pro forma	$45,596	$42,481	$31,566

	2004	2003	2002
Basic earnings per share, as reported	$2.79	$2.63	$1.93
Pro forma stock-based employee compensation expense, net of tax	(0.05)	(0.08)	(0.05)

Basic earnings per share, pro forma	$2.74	$2.55	$1.88

	2004	2003	2002
Diluted earnings per share, as reported	$2.75	$2.58	$1.90
Pro forma stock-based employee compensation expense, net of tax	(0.05)	(0.08)	(0.05)

Basic earnings per share, pro forma	$2.70	$2.50	$1.85

Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options at the time of grant.

Basic and Diluted Earnings per Common Share: Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding increased by the number of shares of common stock which would be issued assuming the exercise of stock options and other common stock equivalents. The incremental shares related to stock options were 250,000, 313,000, and 263,000 in 2004, 2003, and 2002, respectively.

Recent Accounting Pronouncements: In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock Issued for Employees.” SFAS No. 123R requires that all share-based payments to employees, including grants of employee stock options, be valued at fair value on the grant date and be expensed over the applicable vesting period. SFAS No. 123R is effective for the Company on July 1, 2005. The Company will transition to SFAS No. 123R using the “modified prospective application.” Under the “modified prospective application,” compensation costs will be recognized in the financial statements for all new share-based payments granted after July 1, 2005. Additionally, the Company will recognize compensation costs for the portion of previously granted awards for which the requisite service has not been rendered (“nonvested awards”) that are outstanding as of July 1, 2005 over the remaining requisite service period of the awards. The compensation expense to be recognized for the nonvested awards will be based on the fair value of the awards. The Company does not expect the impact of utilizing the “modified prospective application” to adopt SFAS No. 123R to be materially different from the pro forma information shown under “Stock-Based Compensation.”

In March 2004, the FASB Emerging Issues Task Force (“EITF”) released Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance for determining whether impairment for certain debt and equity investments is other-than-temporary and the measurement of an impaired loss. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company has complied with the new disclosure requirements in its consolidated financial statements. The recognition and measurement requirements of EITF 03-1 were initially effective for reporting periods beginning after June 15, 2004. In September 2004, the FASB Staff issued FASB Staff Position (“FSP”) EITF 03-1-1 that delayed the effective date for certain measurement and recognition guidance contained in EITF 03-1. The FSP requires that entities continue to apply previously existing “other-than-temporary” guidance until a final consensus is reached. Management does not anticipate that issuance of a final consensus will materially impact the Company’s financial condition or results of operations.

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses the accounting for differences between the contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 requires that the excess of expected cash flows over contractual cash flows generally should be recognized prospectively through adjustment to the yield over the remaining life of the loans. SOP 03-3 requires that decreases in cash flows expected to be collected should be recognized as an impairment loss in the period the impairment is determined. Current practice permits the yield to decrease below the initial yield and to fall ultimately to zero, thereby spreading the effect of the change in estimate over the remaining life of the loans. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. For loans acquired in fiscal years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

beginning on or before December 15, 2004, and within the scope of existing accounting principles, the impairment provisions of SOP 03-3 are to be applied prospectively for fiscal years beginning after December 15, 2004. The Company continues to evaluate the requirements of SOP 03-3 but does not believe that the adoption of SOP 03-3 will have a material effect on the Company’s financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to improve financial reporting of special purpose and other entities. FIN 46 provides guidance on how to identify a variable-interest entity (“VIE”) and determine when the assets, liabilities, and results of operations of a VIE are to be included in an entity’s consolidated financial statements. A VIE is a partnership, limited liability company, trust, or other legal entity that does not have sufficient equity to permit it to finance its activities without additional subordinated financial support from other parties, or whose investors lack certain characteristics associated with owning a controlling financial interest. Business enterprises that represent the primary beneficiary of a VIE must consolidate the VIE in its financial statements. Prior to the issuance of FIN 46, consolidation generally occurred when an enterprise controlled another entity through voting interests. The consolidation provisions of FIN 46 applied to VIEs entered into after January 31, 2003, and for pre-existing VIEs in the first interim reporting period after December 15, 2003. In December 2003, the FASB reissued FIN 46 with certain modifications and clarifications. Application of this guidance was effective for interests in certain VIEs as of December 31, 2003. Application for all other types of entities will be required for periods ending after March 15, 2004, unless previously applied.

The Company applied the provisions of FIN 46 as of December 31, 2003, which resulted in the deconsolidation of City Holding Capital Trust from the Company’s Consolidated Balance Sheets. City Holding Capital Trust is a subsidiary trust of the Company that was formed exclusively for the purpose of issuing mandatorily redeemable trust-preferred capital securities. Management has evaluated the applicability of FIN 46 on various investments and other business interests and has determined that the adoption of FIN 46 has no additional implications other than the deconsolidation of City Holding Capital Trust. The adoption of FIN 46 did not have a material impact on financial condition, the results of operations, or liquidity of the Company.

Statements of Cash Flows: Cash paid for interest, including interest paid for long-term debt and trust-preferred securities, was $31.8 million, $34.0 million and $47.5 million in 2004, 2003, and 2002, respectively. During 2004 and 2003, the Company paid $19.5 million and $14.6 million, respectively, for income taxes. During 2002, the Company received net income tax refunds of $6.8 million.

Reclassifications: Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 presentation. Such reclassifications had no impact on net income or shareholders’ equity.

NOTE TWO

ACQUISITIONS

On December 29, 2004, the Company announced that it had signed a definitive agreement to acquire Classic Bancshares, Inc. (“Classic”) and its wholly-owned subsidiary, Classic Bank. Classic is a $340 million commercial bank that operates ten full-service branches located in Boyd, Carter, Greenup, and Johnson Counties in Kentucky and Lawrence County in Ohio. The Company and Classic anticipate that the transaction, which will be accounted for as a purchase, will be completed in the second quarter of 2005, pending regulatory approvals, the approval of the shareholders of Classic and completion of other customary closing conditions.

Under the terms of the agreement, shareholders of Classic will receive .9624 shares of the Company’s common stock (valued at $35.42, based on the Company’s December 28, 2004 closing price of $36.80 per share), and $11.08 in cash for each share of Classic common stock owned by them. The total transaction value is estimated at $77.4 million (assuming that outstanding stock options for 109,435 shares held by directors of Classic will be cashed out at the difference between the merger consideration and the exercise price of the options and stock options for 210,385 shares will be exercised prior to the closing).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE THREE

RESTRICTIONS ON CASH AND DUE FROM BANKS

City National is required to maintain an average reserve balance with the Federal Reserve Bank of Richmond to compensate for services provided by the Federal Reserve and to meet statutory required reserves for demand deposits. The average amount of the reserve balance for the year ended December 31, 2004, was approximately $12.3 million.

NOTE FOUR

INVESTMENTS

The aggregate carrying and approximate market values of securities follow. Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable financial instruments.

	December 31, 2004
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$23,210	$495	$(10)	$23,695
Obligations of states and political subdivisions	31,162	554	(64)	31,652
Mortgage-backed securities	493,967	1,959	(1,498)	494,428
Other debt securities	40,441	747	(143)	41,045

Total Debt Securities	588,780	3,755	(1,715)	590,820
Equity securities and investment funds	29,228	—	(14)	29,214

Total Securities Available-for-Sale	$618,008	$3,755	$(1,729)	$620,034

Securities held-to-maturity:
Obligations of states and political subdivisions	$12,504	$358	$—	$12,862
Other debt securities	47,236	4,441	(63)	51,614

Total Securities Held-to-Maturity	$59,740	$4,799	$(63)	$64,476

	December 31, 2003
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available-for-sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$45,348	$2,305	$—	$47,653
Obligations of states and political subdivisions	27,136	748	(28)	27,856
Mortgage-backed securities	432,159	3,018	(728)	434,449
Other debt securities	34,114	686	(119)	34,681

Total Debt Securities	538,757	6,757	(875)	544,639
Equity securities and investment funds	100,923	119	(18)	101,024

Total Securities Available-for-Sale	$639,680	$6,876	$(893)	$645,663

Securities held-to-maturity:
Obligations of states and political subdivisions	$17,635	$753	$(1)	$18,387
Other debt securities	41,663	3,890	(273)	45,280

Total Securities Held-to-Maturity	$59,298	$4,643	$(274)	$63,667

Certain investment securities owned by the Company were in an unrealized loss position (i.e., amortized cost basis exceeded the estimated fair value of the securities) as of December 31, 2004. The following table segregates those securities by the length of time the unrealized loss position has existed.

Less Than Twelve Months in Unrealized Loss Position
(in thousands)	Amortized Cost	Estimated Fair Value	Unrealized Loss
Securities available-for-sale:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$1,001	$991	$(10)
Obligations of states and political subdivisions	5,578	5,514	(64)
Mortgage-backed securities	225,570	224,387	(1,183)
Other debt securities	12,643	12,511	(132)
Equity securities and investment funds	1,500	1,486	(14)
Securities held-to-maturity:
Other debt securities	2,318	2,255	(63)

Total	$248,610	$247,144	$(1,466)

Greater Than Twelve Months in Unrealized Loss Position
(in thousands)	Amortized Cost	Estimated Fair Value	Unrealized Loss
Securities available-for-sale:
Mortgage-backed securities	$16,783	$16,468	$(315)
Other debt securities	1,520	1,509	(11)

Total	$18,303	$17,977	$(326)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

Of the $1.8 million of gross unrealized losses as of December 31, 2004, $1.5 million, or 83.6%, of the total unrealized losses, is attributable to investments in mortgage-backed securities issued by FNMA, FHLMC, or private issuers who underwrite to similar standards. These unrealized losses are primarily the result of changes in interest rates, as opposed to the credit quality of the investment. The Company has both the intent and ability to hold the securities with unrealized losses for a sufficient time to recover the amortized cost.

The amortized cost and estimated fair value of debt securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties. Mortgage-backed securities have been allocated to their respective maturity groupings based on their contractual maturity.

(in thousands)	Cost	Estimated Fair Value
Securities Available-for-Sale
Due in one year or less	$4,452	$4,506
Due after one year through five years	17,700	18,154
Due after five years through ten years	32,038	32,542
Due after ten years	534,590	535,618

	$588,780	$590,820

Securities Held-to-Maturity
Due in one year or less	$3,051	$3,092
Due after one year through five years	5,377	5,565
Due after five years through ten years	3,561	3,683
Due after ten years	47,751	52,136

	$59,740	$64,476

Gross gains and gross losses realized by the Company from investment security transactions are summarized in the table below:

(in thousands)	2004	2003	2002
Gross realized gains	$1,173	$696	$1,459
Gross realized losses	—	(844)	—

Investment security gains (losses)	$1,173	$(148)	$1,459

The carrying value of securities pledged to secure public deposits and for other purposes as required or permitted by law approximated $132.6 million and $157.4 million at December 31, 2004 and 2003, respectively.

NOTE FIVE

ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses follows:

(in thousands)	2004	2003	2002
Balance at January 1	$21,426	$28,504	$48,635
(Recovery of) provision for possible loan losses	—	(6,200)	1,800
Charge-offs	(7,889)	(7,823)	(31,237)
Recoveries	4,278	6,945	9,306

Balance at December 31	$17,815	$21,426	$28,504

        During 2003 and 2004, the Company experienced lower than anticipated losses and, generally, improving credit quality within certain segments of its loan portfolio. The Company also experienced greater than expected success in pursuing recoveries of previously charged-off loans. Additionally, the composition of the loan portfolio has changed significantly over the last two years as loans secured by real estate have increased from 73% of the portfolio at December 31, 2001 to 87% (excluding previously securitized loans) of the portfolio as of December 31, 2004. As a result of these factors and based on the Company’s analysis of the allowance for loan losses as of December 31, 2004, the Company recorded no loan loss provision during 2004.

The recorded investment in loans on nonaccrual status and loans past due 90 days or more and still accruing interest is included in the following table:

(in thousands)	2004	2003
Nonaccrual loans	$2,147	$2,140
Accruing loans past due 90 days or more	677	1,195
Previously securitized loans past due 90 days or more	832	717

Total	$3,656	$4,052

Information pertaining to impaired loans is included in the following table:

(in thousands)	2004	2003
Impaired loans with a valuation reserve	$2,824	$3,335
Impaired loans with no valuation reserve	832	717

Total impaired loans	$3,656	$4,052

Valuation reserve on impaired loans	$917	$1,069

The average recorded investment in impaired loans during 2004, 2003, and 2002 was $4.2 million, $3.3 million, and $9.4 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE SIX

RETAINED INTERESTS AND PREVIOUSLY SECURITIZED LOANS

Between 1997 and 1999, the Company completed six securitization transactions involving approximately $759.8 million of fixed rate, junior lien mortgage loans. As described in Note One, the Company retained a financial interest in each of the securitizations. Principal amounts owed to investors are evidenced by securities (“Notes”). The Notes were subject to redemption, in whole but not in part, at the option of the Company, as owner of the retained interests in the securitization transactions, or at the option of the Note insurer, on or after the date on which the related Note balance declined to 5% or less of the original Note balance. Once the Notes were redeemed, the Company became the beneficial owner of the mortgage loans and recorded the loans as assets of the Company within the loan portfolio. Through December 31, 2004, the outstanding Note balances of the six securitizations had declined below this 5% threshold and the Company exercised its early redemption options for each of these securitizations. The table below summarizes information regarding delinquencies, net credit losses, and outstanding collateral balances of securitized loans and previously securitized loans for the dates presented:

	December 31
(in thousands)	2004	2003	2002
Loans Underlying Retained Interests (a):
Total principal amount of loans outstanding	$—	$59,822	$226,424
Principal amount of loans between 30 and 89 days past due	—	2,664	6,873
Principal amount of loans between 90 and 119 days past due	—	2,648	4,847
Net credit losses during the year	—	5,116	14,994

Previously Securitized Loans:
Total principal amount of loans outstanding	$75,038	$70,087	$—
Discount	(16,602)	(11,299)	—

Net book value	$58,436	$58,788	$—

Principal amount of loans between 30 and 89 days past due	$5,091	$5,055	$—
Principal amount of loans between 90 and 119 days past due	832	717	—
Net credit losses during the year	2,680	1,206	—

(a)	The outstanding balance of mortgage loans underlying retained interests and the related Note balances are not included in the consolidated balance sheets of the Company.

As the Company redeemed the outstanding Notes from its securitizations, no gain or loss was recognized in the Company’s financial statements and the remaining mortgage loans were recorded in the Company’s loan portfolio at carrying value. Because the book value of the mortgage loans incorporates assumptions for expected prepayment and default rates, the book value of the loans is generally less than the actual outstanding balance of the mortgage loans. As of December 31, 2004 and 2003, the Company reported a book value of previously securitized loans of $58.4 million and $58.8 million, respectively, whereas the actual outstanding balance of previously securitized loans at December 31, 2004 and 2003, was $75.0 million and $70.1 million, respectively. The difference (“the discount”) between the book value and actual outstanding balance of previously securitized loans is accreted into interest income over the life of the loans. Through December 31, 2004, net credit losses on previously securitized loans were first recorded against this discount and, therefore, impacted the yield earned on these assets. Effective January 1, 2005, the Company adopted the provisions of SOP 03-3 as required. In accordance with SOP 03-3, if the discounted present value of estimated future cash flows decline below the recorded value of previously securitized loans, an impairment charge would be provided through the Company’s provision and allowance for loan losses.

As of December 31, 2003, the Company reported retained interests in its securitizations of approximately $34.3 million. As noted above, during 2004 and 2003 the Company exercised its early redemption options for each of the six securitizations. As a result of these early redemptions, the book value of the Company’s retained interests was reduced by $88.1 million and previously securitized loans with an original carrying value of $118.3 million were recorded in the Company’s loan portfolio. The value of the retained interests and the previously securitized loans is determined using cash flow modeling techniques that incorporate key assumptions related to default, prepayment, and discount rates. Key assumptions used in estimating the fair value of the Company’s retained interests and previously securitized loans as of December 31, 2004 and 2003, were as follows:

	December 31
	2004	2003
Prepayment speed (CPR):
Through May 2004	—	35%
From June 2004 – May 2005	40%	30%
From June 2005 – May 2006	30%	26%
After May 2006	20%	20%

Weighted-average cumulative defaults	12.37%	12.44%
Weighted-average discount rate	N/A	14.00%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

Prepayment speed, or constant prepayment rate (CPR), represents the annualized monthly prepayment amount as a percentage of the previous month’s outstanding loan balance minus the scheduled principal payment. Weighted-average cumulative defaults represent actual loan defaults experienced life-to-date plus forecasted loan defaults projected over the remaining life of the collateral loans, divided by the original collateral balance. The weighted-average discount rate represents the interest rate used to compute the present value of the undiscounted future cash flows of the retained interests expected to be received by the Company.

Interest income on retained interests was recognized over the life of the retained interest using the effective yield method. Using the effective yield approach, the Company recognized $0.8 million, $12.5 million, and $12.4 million of interest income from the retained interests in 2004, 2003, and 2002, respectively. Comparatively, the Company received $6.1 million and $2.7 million of cash from the retained interests during 2003 and 2002, respectively, with no cash received on this asset during 2004. During 2004 and 2003, the Company recognized $13.7 and $4.5 million, respectively, of interest income on the previously securitized loans and received cash of $61.5 million and $16.4 million, respectively, comprised of principal and interest payments received from borrowers.

NOTE SEVEN

PREMISES AND EQUIPMENT

A summary of premises and equipment and related accumulated depreciation as of December 31 is summarized as follows:

(in thousands)	Estimated Useful Life	2004	2003
Land		$8,385	$8,385
Buildings and improvements	10 to 30 yrs.	48,585	47,990
Equipment	3 to 7 yrs.	37,916	46,540

		94,886	102,915
Less accumulated depreciation		(60,279)	(67,577)

Net premises and equipment		$34,607	$35,338

NOTE EIGHT

GOODWILL AND INTANGIBLE ASSETS

At December 31, 2004 and 2003, the carrying amount of goodwill approximated $5.5 million. The Company completed its annual assessment of the carrying value of goodwill during 2004 and concluded that its carrying value was not impaired.

At December 31, 2004 and 2003, the carrying amount of core deposit intangibles, which are subject to amortization, approximated $0.8 million and $1.0 million, respectively. During 2004, 2003, and 2002, the Company recognized pre-tax amortization expense of $204,000, $270,000, and $311,000, respectively, associated with its core deposit intangibles. The estimated amortization expense for core deposit intangibles for each of the next five years is as follows:

(in thousands)	Projected Amortization Expense
2005	$204
2006	204
2007	204
2008	151
2009	—

$763

NOTE NINE

SCHEDULED MATURITIES OF TIME CERTIFICATES OF DEPOSITS OF $100,000 OR MORE

Scheduled maturities of time certificates of deposits of $100,000 or more outstanding at December 31, 2004 and 2003, are summarized as follows:

(in thousands)	2004	2003
Within one year	$49,054	$43,530
Over one through two years	16,436	21,285
Over two through three years	26,213	11,423
Over three through four years	22,257	20,052
Over four through five years	14,931	23,328

Total	$128,891	$119,618

NOTE TEN

SHORT-TERM BORROWINGS

The components of short-term borrowings are summarized as follows:

(in thousands)	2004	2003
Security repurchase agreements	$70,183	$88,403
Federal funds borrowed	75,000	80,000

Total	$145,183	$168,403

Securities sold under agreement to repurchase were sold to corporate and government customers as an alternative to available deposit products. The underlying securities included in repurchase agreements remain under the Company’s control during the effective period of the agreements.

As of December 31, 2004, the Company has an unused $20 million line of credit that will expire in September 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

Average and maximum amounts outstanding and weighted-average interest rate information is summarized as follows:

(dollars in thousands)	2004	2003	2002
Avg. outstanding during the year:
Securities repurchase agreements	$79,385	$93,393	$105,831
FHLB advances and Federal funds borrowed	41,464	6,174	8,979
Max. outstanding at any month end:
Securities repurchase agreements	106,171	103,609	116,084
FHLB advances and Federal funds borrowed	75,000	80,000	76,284
Weighted-average interest rate:
During the year:
Securities repurchase agreements	0.42%	0.48%	1.74%
FHLB advances and Federal funds borrowed	1.81%	5.49%	10.25%
End of the year:
Securities repurchase agreements	0.79%	0.32%	1.18%
FHLB advances and Federal funds borrowed	2.09%	1.29%	4.66%

NOTE ELEVEN

LONG-TERM DEBT

The components of long-term debt are summarized as follows:

(in thousands)	Maturity	Weighted- Average Interest Rate	2004	2003
FHLB Advances	2005	2.09%	$—	$75,000
FHLB Advances	2006	2.60%	65,000	50,000
FHLB Advances	2007	3.41%	20,000	20,000
FHLB Advances	2008	3.98%	35,000	15,000
Junior subordinated debentures owed to City Holding Capital Trust	2028	9.15%	28,836	30,836

Total Long-term debt			$148,836	$190,836

Through City National, the Company has purchased 121,998 shares of Federal Home Loan Bank (“FHLB”) stock at par value as of December 31, 2004. Such purchases entitle the Company to dividends declared by the FHLB and provide an additional source of short-term and long-term funding, in the form of collateralized advances. Financing obtained from the FHLB is based, in part, on the amount of qualifying collateral available, specifically U.S. Treasury and agency securities, mortgage-backed securities, and residential real estate loans. At December 31, 2004 and 2003, collateral pledged to the FHLB included approximately $789.30 million and $463.9 million, respectively, in investment securities and one-to-four-family residential property loans. Therefore, in addition to the short-term (see Note Nine) and long-term financing discussed above, at December 31, 2004 and 2003, City National had an additional $594.3 million and $303.9 million, respectively, available from unused portions of lines of credit with the FHLB.

The Company had formed two statutory business trusts, City Holding Capital Trust and City Holding Capital Trust II, under the laws of the state of Delaware (“the Capital Trusts”). The Capital Trusts were created for the exclusive purpose of (i) issuing trust-preferred capital securities (“Capital Securities”), which represent preferred undivided beneficial interests in the assets of the trusts, (ii) using the proceeds from the sale of the Capital Securities to acquire junior subordinated debentures (“Debentures”) issued by the Company, and (iii) engaging in only those activities necessary or incidental thereto.

During the fourth quarter of 2003, the Company fully repaid all of its 9.125% Junior Subordinated Debentures held by City Holding Capital Trust II. In turn, City Holding Capital Trust II retired its $57.5 million of Capital Securities. In completing the redemption of these Securities, the Company recorded a $2.3 million charge against earnings to charge off the unamortized balance of issuance costs that were capitalized when the Trust II Capital Securities were originally issued in 1998. The issuance costs were being amortized over the life of the securities through interest expense using the effective yield method.

        As discussed in Note One, the adoption of FIN 46 on December 31, 2003, required that the Company de-consolidate the Trust from its consolidated financial statements. Having adopted FIN 46, the outstanding balance of the Debentures is included in Long-Term Debt in the Company’s Consolidated Balance Sheets and interest expense on the Debentures is included in Interest on Long-Term Debt in the Company’s Consolidated Statements of Income. The Company’s interest payments on the Debentures are fully tax-deductible.

Distributions on the Debentures are cumulative. The Company has the option to defer payment of the distributions for an extended period up to five years, so long as the Company is not in default as to the terms of the Debentures. The Debentures, which have a stated interest rate of 9.15% and require semi-annual interest payments, mature in April 2028. The Debentures are redeemable prior to maturity at the option of the Company (i) on or after April 1, 2008, in whole at any time or in part from time-to-time, at declining redemption prices ranging from 104.58% to 100.00% on April 1, 2018, and thereafter, or (ii) in whole, but not in part, at any time within 90 days following the occurrence and during the continuation of certain pre-defined events.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

The Capital Securities issued by the statutory business trusts qualify as Tier 1 capital for the Company under the Federal Reserve Board guidelines. In May 2004, the Federal Reserve Board proposed a rule that would continue to allow the inclusion of trust preferred securities issued by unconsolidated subsidiary trusts in Tier 1 capital, but with stricter limits. Under the proposal, after a three-year transition period, the aggregate amount of trust preferred securities and certain other capital elements would be limited to 25% of Tier 1 capital elements, net of goodwill. The amount of trust preferred securities and certain other elements in excess of the limit could be included in Tier 2 capital, subject to restrictions. Based on the proposed rule, the Company expects to include all of its $28.0 million in trust preferred securities in Tier 1 capital. However, the provisions of the final rule could significantly differ from the proposed rule and there can be no assurance that the Federal Reserve Board will not further limit the amount of trust preferred securities permitted to be included in Tier 1 capital for regulatory capital purposes. The trust preferred securities could be redeemed without penalty if they were no longer permitted to be included in Tier 1 capital.

NOTE TWELVE

INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
(in thousands)	2004	2003
Deferred tax assets:
Retained interests and previously securitized loans	$9,690	$9,725
Allowance for loan losses	8,164	9,949
Net operating loss carryforward	3,420	5,522
Accrued expenses	3,209	2,292
Deferred compensation payable	2,243	2,390
Underfunded pension liability	1,616	1,594
Impaired investments	962	1,056
Other	594	769

Total Deferred Tax Assets	29,898	33,297
Deferred tax liabilities:
Unrealized securities gains	854	2,508
Deferred loan fees	846	458
Other	1,173	992

Total Deferred Tax Liabilities	2,873	3,958

Net Deferred Tax Assets	$27,025	$29,339

Significant components of the provision for income taxes are as follows:

(in thousands)	2004	2003	2002
Current:
Federal	$20,672	$13,285	$4,042
State	(293)	375	1,466

Total current	20,379	13,660	5,508
Deferred:
Federal	1,653	7,570	12,201
State	2,337	1,021	(987)

Total deferred	3,990	8,591	11,214

Income tax expense	$24,369	$22,251	$16,722

Income tax expense (benefit) attributable to securities transactions	$469	$(59)	$584

As of December 31, 2004, the Company has approximately $274,000 of federal net operating loss carryforwards, obtained via a previous acquisition, that expire in 2006. As of December 31, 2004, the Company has approximately $12.4 million and $25.6 million of state net operating loss carryforwards that expire in 2021 and 2022, respectively. The Company expects to realize the deferred tax asset associated with the net operating loss carryforwards through future operations. Additionally, the Company has a $0.5 million state income tax credit carryforward that expires in 2023.

A reconciliation of the significant differences between the federal statutory income tax rate and the Company’s effective income tax rate is as follows:

(in thousands)	2004	2003	2002
Computed federal taxes at statutory rate	$24,747	$23,081	$17,213
State income taxes, net of federal tax benefit	1,329	907	311
Tax effects of:
Tax-exempt interest income	(633)	(739)	(945)
Bank-owned life insurance	(1,026)	(462)	(220)
Other items, net	(48)	(536)	363

Income tax expense	$24,369	$22,251	$16,722

NOTE THIRTEEN

EMPLOYEE BENEFIT PLANS

During 2003, shareholders approved the City Holding Company 2003 Incentive Plan (“the Plan”), replacing the Company’s 1993 Stock Incentive Plan that expired on March 8, 2003. Employees, directors, and individuals who provide service to the Company (collectively “Plan Participants”) are eligible to participate in the Plan. Pursuant to the terms of the Plan, the Compensation Committee of the Board of Directors, or its delegate, may, from time-to-time, grant stock options, stock appreciation rights (“SARs”), or stock awards to Plan Participants. A maximum of 1,000,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

shares of the Company’s common stock may be issued upon the exercise of stock options and SARs and stock awards, but no more than 350,000 shares of common stock may be issued as stock awards. These limitations may be adjusted in the event of a change in the number of outstanding shares of common stock by reason of a stock dividend, stock split, or other similar event. Specific terms of options and SARs awarded, including vesting periods, exercise prices, and expiration dates are determined at the date of grant and are evidenced by agreements between the Company and the awardee. As of December 31, 2004, 107,500 stock options had been awarded pursuant to the terms of the Plan and no SARs or stock awards had been granted. The 90,000 stock options granted in 2003 (see table, below) were granted under the Company’s 1993 Stock Incentive Plan, prior to its expiration.

A summary of the Company’s stock option activity and related information is presented below for the years ended December 31:

	2004		2003		2002
	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price
Outstanding at January 1	650,671	$13.19	732,412	$13.55	537,990	$15.04
Granted	107,500	33.62	90,000	28.00	332,250	13.30
Exercised	(140,730)	12.77	(104,982)	10.55	(72,151)	13.18
Forfeited	(15,134)	30.38	(66,759)	41.19	(65,677)	24.93

Outstanding at December 31	602,307	$16.51	650,671	$13.19	732,412	$13.55

Exercisable at end of year	512,306	$13.48	620,667	$12.48	710,876	$13.31
Weighted-average fair value of options granted during the year	$10.24		$8.93		$4.71

Additional information regarding stock options outstanding and exercisable at December 31, 2004, is provided in the following table:

Ranges of Exercise Prices	No. of Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Months)	No. of Options Currently Exercisable	Weighted- Average Exercise Price of Options Currently Exercisable
$5.75 - $8.03	167,735	$5.78	73	167,735	$5.78
$8.65 - $9.86	15,351	9.42	78	15,351	9.42
$13.30 - $15.25	235,055	13.30	85	235,055	13.30
$28.00 - $33.90	184,166	30.96	105	94,165	28.32

	602,307			512,306

The Company provides retirement benefits to its employees through the City Holding Company 401(k) Plan and Trust (“the 401(k) Plan”), which is intended to be compliant with Employee Retirement Income Security Act (ERISA) section 404(c). Any employee who has attained age 21 is eligible to participate beginning the first day of the month following employment. Unless specifically chosen otherwise, every employee is automatically enrolled in the 401(k) Plan and may make before-tax contributions of between 1% and 15% of eligible pay up to the dollar limit imposed by Internal Revenue Service regulations. The first 6% of an employee’s contribution is matched 50% by the Company. The employer matching contribution is invested according to the investment elections chosen by the employee. Employees are 100% vested in both employee and employer contributions and the earnings they generate. As of December 31, 2004, there were 15 investment options, including City Holding Company common stock, available under the 401(k) Plan.

The Company’s total expense associated with the retirement benefit plan approximated $494,000, $477,000, and $510,000 in 2004, 2003, and 2002, respectively. The total number of shares of the Company’s common stock held by the 401(k) Plan as of December 31, 2004 and 2003 is 483,826 and 534,543, respectively. Other than the 401(k) Plan, the Company offers no postretirement benefits.

The Company also maintains a defined benefit pension plan (“the Defined Benefit Plan”) that covers approximately 300 current and former employees. The Defined Benefit Plan was frozen in 1999 subsequent to the Company’s acquisition of the plan sponsor. The Defined Benefit Plan maintains an October 31 year-end for purposes of computing its benefit obligations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

Primarily as a result of the interest rate environment over the past two years, the benefit obligation exceeded the estimated fair value of plan assets as of October 31, 2004 and 2003. In accordance with FASB Statement No. 87, Employers’ Accounting for Pension Plans, the Company has recorded a minimum pension liability of $2.1 million and $2.3 million as of December 31, 2004 and 2003, respectively, included in Other Liabilities within the Consolidated Balance Sheets, and a $2.4 million, net of tax, underfunded pension liability in Accumulated Other Comprehensive Income within Shareholders’ Equity at both December 31, 2004 and 2003. The following table summarizes activity within the Defined Benefit Plan in 2004 and 2003:

	Pension Benefits
(in thousands)	2004	2003
Change in fair value of plan assets:
Fair value at beginning of measurement period	$7,715	$7,234
Actual gain on plan assets	582	929
Contributions	259	—
Benefits paid	(512)	(448)

Fair value at end of measurement period	8,044	7,715

Change in benefit obligation:
Benefit obligation at beginning of measurement period	(10,006)	(8,270)
Interest cost	(642)	(628)
Actuarial gain (loss)	3	(1,253)
Benefits paid	512	448
Change in estimates	—	(303)

Benefit obligation at end of measurement period	(10,133)	(10,006)

Funded status	(2,089)	(2,291)

Unrecognized net actuarial gain	4,148	4,121
Unrecognized net obligation	(107)	(137)
Other comprehensive loss	(4,041)	(3,984)

Accrued Benefit Cost	$(2,089)	$(2,291)

Weighted-average assumptions as of October 31:
Discount rate	6.50%	6.50%
Expected return on plan assets	8.50%	8.50%

The following table presents the components of the net defined benefit pension benefit:

	Pension Benefits
(in thousands)	2004	2003	2002
Components of net periodic benefit:
Interest cost	$642	$628	$539
Expected return on plan assets	(785)	(804)	(831)
Net amortization and deferral	143	20	(30)

Net Periodic Pension Benefit	$—	$(156)	$(322)

The Defined Benefit Plan is administered by the West Virginia Bankers Association (“WVBA”) and all investment policies and strategies are established by the WVBA Pension Committee. The policy established by the Pension Committee is to invest assets per target allocations, as detailed in the table below. The assets are reallocated periodically to meet these target allocations. The investment policy is reviewed periodically, under the advisement of a certified investment advisor, to determine if the policy should be revised.

        The overall investment return goal is to achieve a return greater than a blended mix of stated indices tailored to the same asset mix of the plan assets by 0.5%, after fees, over a rolling five-year moving average basis. Allowable assets include cash equivalents, fixed income securities, equity securities, exchange-traded index funds and guaranteed investment contracts. Prohibited investments include, but are not limited to, commodities and futures contracts, private placements, options, limited partnerships, venture capital investments, real estate and interest-only, principal-only, and residual tranche collateralized mortgage obligations. Unless a specific derivative security is allowed per the plan document, permission must be sought from the Pension Committee to include such investments.

In order to achieve a prudent level of portfolio diversification, the securities of any one company should not exceed more than 10% of the total plan assets, and no more than 25% of total plan assets should be invested in any one industry (other than securities of the U.S. government or U.S. government agencies). Additionally, no more than 20% of plan assets shall be invested in foreign securities (both equity and fixed).

The expected long-term rate of return for the plan’s assets is based on the expected return of each of the categories, weighted-based on the median of the target allocation for each class, noted in the table below. The allowable, target, and current allocation percentages of plan assets are as follows:

	Target Allocation 2005	Allowable Allocation Range	Percentage of Plan Assets at October 31
			2004	2003
Equity securities	70%	40-80%	72%	70%
Debt securities	25%	20-40%	23%	26%
Other	5%	3-10%	5%	4%

Total			100%	100%

The following table summarizes the expected benefits to be paid in each of the next five years and in the aggregate for the five years thereafter:

Plan Year Ending October 31	Expected Benefits to be Paid
(in thousands)
2005	$492
2006	588
2007	610
2008	619
2009	673
2010 through 2014	3,630

The Company has entered into employment contracts with its executive officers. The employment contracts provide for, among other things, the payment of severance compensation in the event an executive officer either voluntarily or involuntarily terminates his employment with the Company for other than “Just Cause.” The cost of these benefits was accrued over the five-year service period for each executive and is included in Other Liabilities within the Consolidated Balance Sheets. As of December 31, 2004 and 2003, the liability was $5.1 million and $2.5 million, respectively. For the years ended December 31, 2004, 2003, and 2002, $3.3 million, $1.7, million and $0.8 million, respectively, was charged to operations in connection with these contracts. By early 2005, three of these officers had in fact left the Company and will be

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

paid severance compensation in accordance with the terms of each of their respective agreements.

Certain entities previously acquired by the Company had entered into individual deferred compensation and supplemental retirement agreements with certain current and former directors and officers. The Company has assumed the liabilities associated with these agreements, the cost of which is being accrued over the period of active service from the date of the respective agreement. The cost of such agreements approximated $256,000, $253,000, and $238,000 during 2004, 2003, and 2002, respectively. The liability for such agreements approximated $4.6 million and $4.5 million at December 31, 2004 and 2003, respectively, and is included in Other Liabilities in the accompanying Consolidated Balance Sheets.

To assist in funding the above liabilities, the acquired entities had insured the lives of certain current and former directors and officers. The Company is the current owner and beneficiary of insurance policies with a cash surrender value approximating $5.3 at both December 31, 2004 and 2003 and is included in Other Assets in the accompanying Consolidated Balance Sheets.

NOTE FOURTEEN

RELATED PARTY TRANSACTIONS

City National has granted loans to certain non-executive officers and directors of the Company and its subsidiaries, and to their associates. The loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with third-party lending arrangements. The Company has no material related party transactions that would require disclosure.

NOTE FIFTEEN

COMMITMENTS AND CONTINGENT LIABILITIES

The Company has entered into agreements with its customers to extend credit or provide a conditional commitment to provide payment on drafts presented in accordance with the terms of the underlying credit documents. Conditional commitments generally include standby and commercial letters of credit. Standby letters of credit represent an obligation of the Company to a designated third party contingent upon the failure of a customer of the Company to perform under the terms of the underlying contract between the customer and the third party. Commercial letters of credit are issued specifically to facilitate trade or commerce. Under the terms of a commercial letter of credit, drafts will be drawn when the underlying transaction is consummated, as intended, between the customer and a third party. The table below presents a summary of the contractual obligations of the Company resulting from significant commitments:

(in thousands)	2004	2003
Commitments to extend credit:
Home equity lines	$137,582	$123,950
Credit card lines	46,284	45,576
Commercial real estate	41,691	32,947
Other commitments	26,690	23,363
Standby letters of credit	4,737	7,610
Commercial letters of credit	1,329	1,763

Loan commitments and standby and commercial letters of credit have credit risks essentially the same as that involved in extending loans to customers and are subject to the Company’s standard credit policies. Collateral is obtained based on management’s credit assessment of the customer. Management does not anticipate any material losses as a result of these commitments.

On December 31, 2001, the Company, its previous management team, and members of the Boards of Directors of both the Company and City National (the “defendants”) were named in a derivative action filed by a shareholder seeking to recover damages on behalf of the Company. In January 2004, the Company announced that a tentative settlement had been reached in this litigation. Subsequently, the Circuit Court of Kanawha County, West Virginia, approved the settlement and the Company received insurance proceeds of approximately $5.5 million or $0.19 diluted earnings per share, net of taxes, in April 2004.

During 2003, the Company received a net settlement of $1.6 million in resolution of its claim against the Federal Deposit Insurance Corporation (“FDIC”) in the FDIC’s capacity as receiver of the First National Bank of Keystone (“Keystone”). The settlement resolved federal court litigation the Company brought against the FDIC. With this settlement, the Company’s claims arising out of its business relationship with the failed Keystone bank were resolved.

In addition, the Company and City National are involved in various legal actions arising in the ordinary course of business. As these legal actions are resolved, the Company or City National could realize positive and/or negative impact to its financial performance in the period in which these legal actions are ultimately decided. There can be no assurance that current actions will have immaterial results, either positive or negative, or that no material actions will be presented in the future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE SIXTEEN

PREFERRED STOCK AND SHAREHOLDER RIGHTS PLAN

The Company’s Board of Directors has the authority to issue preferred stock, and to fix the designation, preferences, rights, dividends, and all other attributes of such preferred stock, without any vote or action by the shareholders. As of December 31, 2004, no such shares are outstanding, nor are any expected to be issued, except as might occur pursuant to the Stock Rights Plan discussed below.

The Company’s Stock Rights Plan provides that each share of common stock carries with it one right. The rights would be exercisable only if a person or group, as defined, acquired 15% or more of the Company’s common stock, or announces a tender offer for such stock. Under conditions described in the Stock Rights Plan, holders of rights could acquire shares of preferred stock or additional shares of the Company’s common stock—or in the event of a 50% or more change in control, shares of common stock of the acquirer. The value of shares acquired under the plan would equal twice the exercise price.

NOTE SEVENTEEN

REGULATORY REQUIREMENTS AND CAPITAL RATIOS

The principal source of income and cash for City Holding (the “Parent Company”) are dividends from City National. Dividends paid by City National to the Parent Company are subject to certain legal and regulatory limitations. Generally, any dividends in amounts that exceed the earnings retained by City National in the current year plus retained net profits for the preceding two years must be approved by regulatory authorities. During 2003 and 2004, City National received regulatory approval to pay $123.9 million in cash dividends to the Parent Company, while generating net profits of $97.8 million. Therefore, City National will be required to obtain regulatory approval prior to declaring any cash dividends to the Parent Company throughout 2005. Although regulatory authorities have approved prior cash dividends, there can be no assurance that future dividend requests will be approved.

The Parent Company used cash obtained from the dividends received primarily to: (1) pay common dividends to shareholders, (2) remit interest payments on the Company’s trust-preferred securities, and (3) fund the repurchase of the Company’s common shares. As of December 31, 2004, the Parent Company reported a cash balance of approximately $33.0 million. Management believes that the Parent Company’s available cash balance, together with cash dividends from City National, if approved, is adequate to satisfy its funding and cash needs in 2005.

The Company, including City National, is subject to various regulatory capital requirements administered by the various banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, action by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and City National must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. The Company’s and City National’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and City National to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 2004, that the Company and City National met all capital adequacy requirements to which they were subject.

As of December 31, 2004, the most recent notifications from banking regulatory agencies categorized the Company and City National as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since these notifications that management believes have changed the institutions’ categories. The Company’s and City National’s actual capital amounts and ratios are presented in the following table.

	2004		2003		Well Capitalized Ratio	Minimum Ratio
(dollars in thousands)	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets):
Consolidated	$253,655	16.6%	$226,232	13.2%	10.0%	8.0%
City National	220,021	14.5	208,035	12.0	10.0	8.0

Tier I Capital (to Risk-Weighted Assets):
Consolidated	235,840	15.5	204,806	11.9	6.0	4.0
City National	202,207	13.3	186,608	10.7	6.0	4.0

Tier I Capital (to Average Assets):
Consolidated	235,840	10.7	204,806	10.0	5.0	4.0
City National	202,207	9.3	186,608	9.2	5.0	4.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE EIGHTEEN

FAIR VALUES OF FINANCIAL INSTRUMENTS

FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following table represents the estimates of fair value of financial instruments:

	Fair Value of Financial Instruments
	2004		2003
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	$56,084	$56,084	$63,338	$63,338
Securities available-for-sale	620,034	620,034	645,663	645,663
Securities held-to-maturity	59,740	64,476	59,298	63,667
Net loans	1,336,959	1,380,425	1,270,765	1,337,692
Retained interests	—	—	34,320	40,010
Liabilities:
Deposits	1,672,723	1,692,410	1,636,762	1,670,343
Short-term borrowings	145,183	143,646	168,403	166,688
Long-term debt	148,836	155,012	190,836	191,771

The following methods and assumptions were used in estimating fair value amounts for financial instruments:

Cash and cash equivalents: Due to their short-term nature, the carrying amounts reported in the Consolidated Balance Sheets approximate fair value.

Securities: The fair value of securities, both available-for-sale and held-to-maturity, are generally based on quoted market prices.

Net loans: The fair value of the loan portfolio is estimated using discounted cash flow analyses at interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying value of accrued interest approximates its fair value.

Retained interests: The fair value of the retained interests is determined using cash flow modeling techniques that incorporate key assumptions related to default, prepayment, and discount rates.

Deposits: The fair values of demand deposits (e.g., interest and noninterest-bearing checking, regular savings, and other money market demand accounts) are, by definition, equal to their carrying values. Fair values for certificates of deposit are estimated using a discounted cash flow calculation, one that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities of time deposits.

Short-term borrowings: Securities sold under agreements to repurchase represent borrowings with original maturities of less than 90 days. The carrying amount of advances from the FHLB and borrowings under repurchase agreements approximate their fair values.

Long-term debt: The fair value of long-term borrowings is estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

        Commitments and letters of credit: The fair values of commitments are estimated based on fees currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements and the counterparties’ credit standing. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The amounts of fees currently charged on commitments and letters of credit are deemed insignificant, and therefore, the estimated fair values and carrying values have not been reflected in the table above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE NINETEEN

CITY HOLDING COMPANY (PARENT COMPANY ONLY) FINANCIAL INFORMATION

Condensed Balance Sheets

	December 31
(in thousands)	2004	2003
Assets
Cash	$32,971	$19,137
Securities available-for-sale	1,042	219
Investment in subsidiaries	212,407	205,106
Deferred tax asset	1,208	1,006
Fixed assets	124	184
Other assets	1,873	1,944

Total Assets	$249,625	$227,596

Liabilities
Junior subordinated debentures	$28,836	$30,836
Dividends payable	3,649	3,329
Accrued interest payable	641	686
Other liabilities	418	2,055

Total Liabilities	33,544	36,906
Shareholders’ Equity	216,081	190,690

Total Liabilities and Shareholders’ Equity	$249,625	$227,596

Junior subordinated debentures represent the Parent Company’s amounts owed to City Holding Capital Trust at December 31, 2004 and 2003.

During the fourth quarter of 2003, the Parent Company fully repaid all of its 9.125% junior subordinated debentures held by City Holding Capital Trust II. In turn, City Holding Capital Trust II retired its $57.5 million of trust-preferred securities. In completing the redemption of the Junior Subordinated Debentures, the Parent Company recorded a $2.3 million charge against earnings to charge off the unamortized balance of issuance costs that were capitalized when the junior subordinated debentures were originally issued in 1998. The charge against 2003 earnings is reported as “loss on early extinguishment of debt” below.

Condensed Statements of Income

	Year Ended December 31
(in thousands)	2004	2003	2002
Income
Dividends from bank subsidiaries	$38,350	$87,500	$32,000
Other income	132	368	846

	38,482	87,868	32,846
Expenses
Interest expense	2,627	7,540	9,283
Loss on early extinguishment of debt	263	2,246	—
Other expenses	388	359	637

	3,278	10,145	9,920

Income Before Income Tax Benefit and Equity in Undistributed Net Income (Excess Dividends) of Subsidiaries	35,204	77,723	22,926
Income tax benefit	(1,395)	(4,057)	(3,668)

Income Before Equity in Undistributed Net Income (Excess Dividends) of Subsidiaries	36,599	81,780	26,594
Equity in undistributed net income (excess dividends) of subsidiaries	9,745	(38,086)	5,865

Net Income	$46,344	$43,694	$32,459

Condensed Statements of Cash Flows

	Year Ended December 31
(in thousands)	2004	2003	2002
Operating Activities
Net income	$46,344	$43,694	$32,459
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on early extinguishment of debentures	263	2,246	—
Realized investment securities gains	(116)	(278)	(737)
Provision for depreciation	60	76	93
(Increase) decrease in other assets	(146)	(726)	1,222
Decrease in other liabilities	(1,682)	(5,431)	(1,692)
(Equity in undistributed net income) excess dividends of subsidiaries	(9,745)	38,086	(5,865)

Net Cash Provided by Operating Activities	34,978	77,667	25,480
Investing Activities
Purchases of available for sale securities	(1,042)	—	—
Proceeds from sales of available for sale securities	217	—	174
Purchases of fixed assets	—	—	(23)

Net Cash (Used in) Provided by Investing Activities	(825)	—	151
Financing Activities
Repayment of long-term debt	(2,200)	—	—
Redemption of junior subordinated debentures	—	(59,278)	—
Cash dividends paid	(14,309)	(12,480)	(5,037)
Purchases of treasury stock	(5,858)	(3,258)	(7,473)
Exercise of stock options	2,048	1,216	1,104

Net Cash Used in Financing Activities	(20,319)	(73,800)	(11,406)

Increase in Cash and Cash Equivalents	13,834	3,867	14,225
Cash and cash equivalents at beginning of year	19,137	15,270	1,045

Cash and Cash Equivalents at End of Year	$32,971	$19,137	$15,270

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CITY HOLDING COMPANY AND SUBSIDIARIES

NOTE TWENTY

SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of selected quarterly financial information for 2004 and 2003 follows:

(in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004
Interest income	$30,175	$29,293	$29,667	$29,746
Taxable equivalent adjustment	257	246	236	236

Interest income (FTE)	30,432	29,539	29,903	29,982
Interest expense	7,863	7,860	8,035	8,113

Net interest income	22,569	21,679	21,868	21,869
Provision for loan losses	—	—	—	—
Investment securities gains (losses)	1,012	124	4	33
Noninterest income	9,908	16,265	10,852	11,838
Noninterest expense	16,433	16,985	15,783	17,132

Income before income tax expense	17,056	21,083	16,941	16,608
Income tax expense	5,796	7,539	5,749	5,285
Taxable equivalent adjustment	257	246	236	236

Net income	$11,003	$13,298	$10,956	$11,087

Basic earnings per common share	$0.66	$0.80	$0.66	$0.67
Diluted earnings per common share	0.65	0.79	0.65	0.66
Average common shares outstanding:
Basic	16,681	16,694	16,584	16,572
Diluted	16,972	16,935	16,812	16,810

2003
Interest income	$29,699	$29,669	$28,341	$29,581
Taxable equivalent adjustment	308	300	271	257

Interest income (FTE)	30,007	29,969	28,612	29,838
Interest expense	8,485	7,991	7,812	7,497

Net interest income	21,522	21,978	20,800	22,341
(Recovery of) provision for loan losses	—	(3,300)	(1,900)	(1,000)
Investment securities gains (losses)	353	22	(810)	287
Noninterest income	8,421	9,396	11,155	9,914
Noninterest expense	15,796	15,724	15,111	17,867

Income before income tax expense	14,500	18,972	17,934	15,675
Income tax expense	4,840	6,535	6,130	4,746
Taxable equivalent adjustment	308	300	271	257

Net income	$9,352	$12,137	$11,533	$10,672

Basic earnings per common share	$0.56	$0.73	$0.69	$0.64
Diluted earnings per common share	0.55	0.72	0.68	0.63
Average common shares outstanding:
Basic	16,638	16,622	16,636	16,641
Diluted	16,950	16,918	16,953	16,961

NOTE TWENTY-ONE

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

(in thousands, except per share data)	2004	2003	2002
Net income	$46,344	$43,694	$32,459

Average shares outstanding	16,632	16,634	16,809
Effect of dilutive securities:
Employee stock options	250	313	263

Shares for diluted earnings per share	16,882	16,947	17,072

Basic earnings per share	$2.79	$2.63	$1.93

Diluted earnings per share	$2.75	$2.58	$1.90

Options to purchase 65,359 shares of common stock at exercise prices between $34.78 and $42.75 per share were outstanding during 2002 but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the common shares and therefore, the effect would be antidilutive.